Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-40 of this exhibit concerning TotalEnergies with respect to the second quarter of 2023 and six months ended June 30, 2023 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2023, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2023 and six months ended June 30, 2023 and unaudited consolidated statements of changes in shareholders’ equity for the six month ended June 30, 2023 on pages 33 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on March 24, 2023.

A.	KEY FIGURES

			2Q23				1H23
			vs	In millions of dollars, except effective tax rate,			vs
2Q23	1Q23	2Q22	2Q22	earnings per share and number of shares	1H23	1H22	1H22
56,271	62,603	74,774	-25%	Sales	118,874	143,380	-17%
4,088	5,557	5,692	-28%	Net income (TotalEnergies share)	9,645	10,636	-9%
267	960	(1,546)	ns	Net income (loss) from equity affiliates	1,227	(1,503)	ns
11,105	14,167	18,737	-41%	Adjusted EBITDA(1)(2)	25,272	36,161	-30%
5,582	6,993	10,500	-47%	Adjusted net operating income(3) from business segments	12,575	19,958	-37%
2,349	2,653	4,719	-50%	Exploration & Production	5,002	9,734	-49%
1,330	2,072	2,215	-40%	Integrated LNG	3,402	5,348	-36%
450	370	340	+32%	Integrated Power	820	258	x3.2
1,004	1,618	2,760	-64%	Refining & Chemicals	2,622	3,880	-32%
449	280	466	-4%	Marketing & Services	729	738	-1%
1.64	2.21	2.16	-24%	Fully-diluted earnings per share ($)	3.86	4.02	-4%
2,448	2,479	2,592	-6%	Fully-diluted weighted-average shares (millions)	2,460	2,602	-5%
4,271	3,433	2,819	+51%	Organic investments(4)	7,704	4,800	+60%
320	2,987	2,076	-85%	Net acquisitions(5)	3,307	2,998	+10%
4,591	6,420	4,895	-6%	Net investments(6)	11,011	7,798	+41%
9,900	5,133	16,284	-39%	Cash flow from operating activities(7)	15,033	23,901	-37%
				of which
2,125	(3,419)	2,498	-15%	(increase) decrease in working capital	(1,294)	(2,425)	ns
(112)	(153)	(399)	ns	financial charges	(265)	(767)	ns
(1)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 22.
(2)	Adjusted EBITDA is a non-GAAP measure. The definition of Adjusted EBITDA is available in the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of net income (TotalEnergies share) to adjusted EBITDA is set forth under “Reconciliation of Net Income (TotalEnergies Share) To Adjusted EBITDA” on page 22 of this exhibit.
(3)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 22.
(4)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(5)	Net acquisitions = acquisitions - asset sales - other transactions with non-controlling interests (see page 27).
(6)	Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 27).
(7)	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for various cash flow figures is set forth under “Cash Flow” on page 27 of this exhibit.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment* – liquids and gas price realizations, refining margins

			2Q23				2H23
			vs				vs
2Q23	1Q23	2Q22	2Q22		1H23	1H22	1H22
78.1	81.2	113.9	-31%	Brent ($/b)	79.7	107.9	-26%
2.3	2.8	7.5	-69%	Henry Hub ($/Mbtu)	2.5	6.1	-58%
10.5	16.1	22.2	-53%	NBP ($/Mbtu)**	13.3	27.2	-51%
10.9	16.5	27.0	-60%	JKM ($/Mbtu)***	13.7	29.1	-53%
72.0	73.4	102.9	-30%	Average price of liquids ($/b) Consolidated subsidiaries	72.7	96.3	-25%
5.98	8.89	11.01	-46%	Average price of gas ($/Mbtu) Consolidated subsidiaries	7.48	11.65	-36%
9.84	13.27	13.96	-30%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	11.59	13.77	-16%
42.7	87.8	145.7	-71%	Variable cost margin – Refining Europe, VCM ($/t)****	65.0	101.0	-36%

*The indicators are shown on page 32.

**

NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

***

JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

****

This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

Greenhouse gas emissions (GHG)(1)

2Q23	1Q23	2Q22	2Q23 vs 2Q22	Scope 1+2 emissions (MtCO2e)	1H23	1H22	1H23 vs 1H22
9.1	9.1	9.6	-6%	Scope 1+2 from operated facilities(2)	18.2	19.3	-6%
7.9	7.6	8.1	-2%	of which Oil & Gas	15.5	16.0	-3%
1.1	1.5	1.5	-27%	of which CCGT	2.6	3.3	-21%
12.5	12.8	13.4	-7%	Scope 1+2 - equity share	25.3	27.4	-8%

Estimated 2Q23 and 1Q23 emissions.

Scope 1+2 emissions from operated installations were down 6% year-on-year in the second quarter of 2023, as a result of the decrease in the use of gas-fired power plants in a context of lower demand in Europe and the continuous decline in flaring on Exploration & Production facilities.

2Q23	1Q23	2Q22	2Q23 vs 2Q22	Methane emissions (ktCH4)	1H23	1H22	1H23 vs 1H22
8	9	10	-19%	Methane emissions from operated facilities	18	20	-13%
10	11	13	-22%	Methane emissions - equity share	21	24	-15%

Estimated 2Q23 and 1Q23 emissions.

Scope 3 emissions (MtCO2e)	1H23	2022
Scope 3 from Oil, Biofuels and Gas Worldwide(3)	est. 180	389

(1)

The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

(2)

Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2022 annual report on Form 20-F filed on March 24, 2023) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

(3)

TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Hydrocarbon production	1H23	1H22	1H22
2,471	2,524	2,738	-10%	Hydrocarbon production (kboe/d)	2,498	2,791	-10%
1,416	1,398	1,268	+12%	Oil (including bitumen) (kb/d)	1,407	1,287	+9%
1,055	1,126	1,470	-28%	Gas (including condensates and associated NGL) (kboe/d)	1,091	1,504	-27%
2,471	2,524	2,738	-10%	Hydrocarbon production (kboe/d)	2,498	2,791	-10%
1,571	1,562	1,483	+6%	Liquids (kb/d)	1,567	1,505	+4%
4,845	5,191	6,835	-29%	Gas (Mcf/d)	5,017	6,997	-28%
2,471	2,524	2,412	+2%	Hydrocarbon production excluding Novatek (kboe/d)	2,498	2,460	+2%

*   Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,471 thousand barrels of oil equivalent per day (kboe/d) in the second quarter of 2023, up 2% year-on-year (excluding Novatek), comprised of:

●	+4% due to start-ups and ramp-ups, including Ikike in Nigeria, Mero 1 in Brazil, Johan Sverdrup Phase 2 in Norway and Block 10 in Oman,
●	+1% due to the improvement of security conditions in Nigeria and Libya,
●	+1% price effect,
●	-1% portfolio effect, notably related to the end of the Bongkot operating licenses in Thailand, the exit from Termokarstovoye in Russia, partially offset by the entry into the producing fields of Sepia and Atapu in Brazil and SARB Umm Lulu in the United Arab Emirates,
●	-3% due to natural decline of the fields.

Compared to the first quarter of 2023, production was down 2% mainly due to planned maintenance operations in the North Sea and the end of the Bongkot operating licenses in Thailand, partially offset by the full effect of entry into the producing fields of SARB Umm Lulu in the United Arab Emirates, and the ramp-up of Johan Sverdrup Phase 2 in Norway.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

Inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. in the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

For further information on the adjustments affecting operating income and net operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 46 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of performance indicators excluding the adjustment items, such as adjusted incomes and ROACE in order to facilitate the analysis of the financial performance and the comparison of income between periods. The definition of these performance indicators is available in the “Glossary” on page 31 et seq. of this exhibit.

The financial information is broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’ strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, integrated LNG and integrated Power results, previously grouped in the integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration-Production segment;
-	An integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;
-	An integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of Oil Supply, Trading and Marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by TotalEnergies' Executive Committee.

For the integrated LNG and integrated Power segments, the principles for the preparation of this segment information are as follows:

-

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the integrated LNG segment.

-	Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of integrated LNG segment.
-	Effects of changes in the fair value of power positions are allocated to the operating income of integrated Power segment.

Due to the change in the Company's internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

B.1   Exploration & Production

1. Production

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Hydrocarbon production	1H23	1H22	1H22
2,033	2,061	2,276	-11%	EP (kboe/d)	2,047	2,314	-12%
1,512	1,500	1,430	+6%	Liquids (kb/d)	1,506	1,449	+4%
2,778	3,012	4,602	-40%	Gas (Mcf/d)	2,895	4,706	-38%
2,033	2,061	2,007	+1%	EP excluding Novatek (kboe/d)	2,047	2,040	–

2. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income and effective tax rate	1H23	1H22	1H22
1,434	1,954	2,521	-43%	External sales	3,388	4,672	-27%
4,263	5,854	8,454	-50%	Operating income	10,117	16,054	-37%
2,359	2,524	910	x2.6	Net operating income	4,883	4,889	0%
(15)	68	(3,668)	ns	Net income (loss) from equity affiliates and other items	53	(3,426)	ns
49.7%	57.1%	47.2%	–	Effective tax rate*	53.9%	47.1%	–
(1,889)	(3,398)	(3,876)	ns	Tax on net operating income	(5,287)	(7,739)	ns
(10)	129	3,809	ns	Adjustments affecting net operating income	119	4,845	ns
2,349	2,653	4,719	-50%	Adjusted net operating income**	5,002	9,734	-49%
149	135	287	-48%	including income from equity affiliates	284	642	-56%
2,424	2,134	1,873	+29%	Organic investments	4,558	3,299	+38%
176	1,938	2,225	-92%	Net acquisitions	2,114	2,541	-17%
2,600	4,072	4,098	-37%	Net investments	6,672	5,840	+14%
*

Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

Exploration & Production Net operating income was:

●	$2,359 million in the second quarter of 2023, down 7% quarter-on-quarter,
●	$4,883 million in the first half 2023, in line with the first half 2022.

Exploration & Production adjusted net operating income was:

●	$2,349 million in the second quarter of 2023, down 11% quarter-on-quarter, mainly due to lower oil and gas prices,
●	$5,002 million in the first half 2023, down 49% compared to the first half 2022.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter of 2023, the exclusion of special items had a negative impact of $10 million on the segment’s adjusted net operating income, compared to a positive impact of $3,809 million in the second quarter of 2022.

The segment's cash flow from operating activities was:

●	$4,047 million in the second quarter of 2023, down 11% quarter-on-quarter,
●	$8,583 million in the first half 2023, down 41% compared to the first half 2022.

The segment’s operating cash flow before working capital changes without financial charges except those related to leases (DACF)1 was:

●	$4,364 million in the second quarter of 2023, down 11% quarter-on-quarter, mainly due to lower gas and oil prices,
●	$9,271 million in the first half 2023, down 37% compared to the first half 2022.

1 The definition of Operating cash flow before working capital changes and Debt adjusted cash flow (DACF) are available on the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow by Segment” on page 28 et seq. of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.2   Integrated LNG

1.Production

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Hydrocarbon production for LNG	1H23	1H22	1H22
438	463	462	-5%	Integrated LNG (kboe/d)	451	477	-6%
59	62	53	+11%	Liquids (kb/d)	61	56	+7%
2,067	2,179	2,233	-7%	Gas (Mcf/d)	2,122	2,291	-7%
438	463	405	+8%	Integrated LNG excluding Novatek (kboe/d)	451	419	+8%

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Liquefied Natural Gas in Mt	1H23	1H22	1H22
11.0	11.0	11.7	-6%	Overall LNG sales	22.0	24.9	-12%
3.6	4.0	4.1	-12%	Incl. Sales from equity production*	7.6	8.6	-12%
10.0	9.9	10.2	-2%	Incl. Sales by TotalEnergies from equity production and third party purchases	19.9	22.2	-10%

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 8% year-on-year in the second quarter of 2023 and first half 2023, due to the increased supply of NLNG following improved security conditions in Nigeria and the restart of Snøhvit in Norway during the second quarter of 2022.

LNG sales decreased year-on-year due to lower demand in Europe and are stable quarter-on-quarter, benefitting from the restart of Freeport LNG.

2. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income	1H23	1H22	1H22
2,020	4,872	3,901	-48%	External sales	6,892	9,408	-27%
724	1,138	1,421	-49%	Operating income	1,862	3,262	-43%
1,059	1,737	1,755	-40%	Net operating income	2,796	840	x3.3
472	804	626	-25%	Net income (loss) from equity affiliates and other items	1,276	(1,869)	ns
(137)	(205)	(292)	ns	Tax on net operating income	(342)	(553)	ns
271	335	460	-41%	Adjustments affecting net operating income	606	4,508	-87%
1,330	2,072	2,215	-40%	Adjusted net operating income*	3,402	5,348	-36%
432	786	1,192	-64%	including income from equity affiliates	1,218	2,596	-53%
382	396	171	x2.2	Organic investments	779	110	x7.1
205	759	(36)	ns	Net acquisitions	964	(56)	ns
587	1,155	135	x4.3	Net investments	1,743	54	x32.3

*	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

Integrated LNG Net operating income was:

●	$1,059 million in the second quarter of 2023, down 39% quarter-on-quarter,
●	$2,796 million in the first half 2023, 3.3 times higher compared to the first half 2022.

Integrated LNG adjusted net operating income was:

●	$1,330 million in the second quarter of 2023, down 28% year-on-year (excluding Novatek) and 36% quarter-on-quarter, mainly due to lower spot and forward LNG prices,
●	$3,402 million in the first half 2023, down 26% year-on-year (excluding Novatek), due to lower prices and LNG sales, as well as exceptional trading results in the first quarter 2022.

Adjusted net operating income for the iLNG segment excludes special items and the impact of changes in fair value. In the second quarter of 2023, the exclusion of special items had a positive impact of $271 million on the segment’s adjusted net operating income, compared to a positive impact of $460 million in the second quarter of 2022.

The segment’s cash flow from operating activities was:

●	$1,332 million in the second quarter of 2023 down 62% quarter-to-quarter,
●	$4,868 million in the first half 2023, down 19% compared to the first half 2022.

The segment’s operating cash flow before working capital changes without financial charges except those related to leases (DACF)2 was:

●	$1,801 million in the second quarter of 2023, down 15% year-on-year (excluding Novatek), and 13% quarter-on-quarter due to lower LNG prices, partially offset by higher margins secured in 2022 on LNG cargoes to be delivered in 2023,
●	$3,882 million in the first half 2023, down 16% year-on-year (excluding Novatek), for the same reasons.

2 The definition of Operating cash flow before working capital changes and Debt adjusted cash flow (DACF) are available on the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow by Segment” on page 28 et seq. of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.3   Integrated Power

1. Capacities, productions, clients and sales

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Integrated Power	1H23	1H22	1H22
74.7	70.4	50.7	+47%	Portfolio of renewable power generation gross capacity (GW) (1),(2)	74.7	50.7	+47%
19.0	17.9	11.6	+63%	o/w installed capacity	19.0	11.6	+63%
5.7	6.2	5.2	+11%	o/w capacity in construction	5.7	5.2	+11%
50.0	46.3	33.9	+47%	o/w capacity in development	50.0	33.9	+47%
46.9	44.4	38.4	+22%	Portfolio of renewable power generation net capacity (GW) (2)	46.9	38.4	+22%
8.9	8.4	5.8	+53%	o/w installed capacity	8.9	5.8	+53%
3.9	4.0	3.7	+7%	o/w capacity in construction	3.9	3.7	+7%
34.1	32.0	28.9	+18%	o/w capacity in development	34.1	28.9	+18%
5.8	5.8	5.8	–	Gas-fired power generation gross installed capacity (GW) (2)	5.8	5.8	–
4.3	4.3	4.3	–	Gas-fired power generation net installed capacity (GW) (2)	4.3	4.3	–
8.2	8.4	7.7	+8%	Net power production (TWh) (3)	16.6	15.2	+9%
4.2	3.8	2.5	+69%	Incl. power production from renewables	8.1	4.7	+70%
6.0	6.0	6.2	-3%	Clients power – BtB and BtC (Million) (2)	6.0	6.2	-3%
2.8	2.8	2.7	+1%	Clients gas – BtB and BtC (Million) (2)	2.8	2.7	+1%
11.5	15.5	12.3	-7%	Sales power – BtB and BtC (TWh)	27.0	28.6	-6%
19.2	37.3	19.1	–	Sales gas – BtB and BtC (TWh)	56.4	54.1	+4%

(1)

Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021, 50% of Clearway Energy Group’s gross capacity effective third quarter 2022 and 49% of Casa dos Ventos’ gross capacity effective first quarter 2023.

(2)	End of period data.
(3)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Net power production was:

●	8.2 TWh in the second quarter of 2023, up 8% year-on-year, as growing electricity generation from renewables was partially offset by lower generation from flexible capacity in a context of lower demand,
●	16.6 TWh in the first half 2023, up 9% year-on-year, for the same reasons.

Gross installed renewable power generation capacity was 19 GW at the end of the second quarter of 2023, up by more than 1 GW quarter-on-quarter, including 0.5 GW installed in the USA and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

2. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income	1H23	1H22	1H22
6,249	8,555	6,380	-2%	External sales	14,804	13,167	12%
534	362	(575)	ns	Operating income	896	(604)	ns
243	181	(346)	ns	Net operating income	424	(413)	ns
(250)	(70)	197	ns	Net income (loss) from equity affiliates and other items	(320)	192	ns
(41)	(111)	32	ns	Tax on net operating income	(152)	(1)	ns
207	189	686	-70%	Adjustments affecting net operating income	396	671	-41%
450	370	340	+32%	Adjusted net operating income*	820	258	x3.2
23	56	27	-15%	including income from equity affiliates	79	53	+49%
753	577	170	x4.4	Organic investments	1,330	489	x2.7
(42)	519	(22)	ns	Net acquisitions	477	639	-25%
711	1,096	148	x4.8	Net investments	1,807	1,128	+60%

*	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

Integrated Power Net operating income was:

●	$243 million in the second quarter of 2023, up 34% quarter-on-quarter,
●	$424 million in the first half 2023, compared to $(413) million in the first half 2022.

Integrated Power adjusted net operating income was $450 million, up 22% quarter-on-quarter, due to the performance of its integrated electricity portfolio.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value. In the second quarter of 2023, the exclusion of special items had a positive impact of $207 million on the segment’s adjusted net operating income, compared to a positive impact of $686 million in the second quarter of 2022.

The segment’s cash flow from operating activities excluding margin calls, reported in the Integrated LNG segment since the implementation in 2022 of its centralized management was:

●	$2,284 million in the second quarter of 2023, compared to $(1,285) million in the first quarter 2023,
●	$999 million in the first half 2023, compared to $(1,736) million in the first half 2022.

The segment’s operating cash flow before working capital changes without financial charges except those related to leases (DACF)3 was:

●	$491 million in the second quarter of 2023, up 12% quarter-on-quarter,
●	$931 million in the first half 2023, 2.7 times higher than the first half 2022.

3 The definition of Operating cash flow before working capital changes and Debt adjusted cash flow (DACF) are available on the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow by Segment” on page 28 et seq. of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.4   Downstream (Refining & Chemicals and Marketing & Services)

1. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income	1H23	1H22	1H22
46,561	47,214	61,968	-25%	External sales	93,775	116,125	-19%
1,306	1,708	4,958	-74%	Operating income	3,014	7,955	-62%
1,024	1,559	4,243	-76%	Net operating income	2,583	6,604	-61%
67	295	447	-85%	Net income (loss) from equity affiliates and other items	362	561	-35%
(349)	(444)	(1,162)	ns	Tax on net operating income	(793)	(1,912)	ns
429	339	(1,017)	ns	Adjustments affecting net operating income	768	(1,986)	ns
1,453	1,898	3,226	-55%	Adjusted net operating income*	3,351	4,618	-27%
686	290	586	+17%	Organic investments	976	878	+11%
(19)	(229)	(91)	ns	Net acquisitions	(248)	(125)	ns
667	61	495	+35%	Net investments	728	753	-3%
*	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

B.5   Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Refinery throughput and utilization rate*	1H23	1H22	1H22
1,472	1,403	1,575	-7%	Total refinery throughput (kb/d)	1,437	1,448	-1%
364	357	395	-8%	France	360	324	+11%
601	596	648	-7%	Rest of Europe	598	627	-5%
507	450	532	-5%	Rest of world	479	497	-4%
82%	78%	88%		Utilization rate based on crude only**	80%	81%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Petrochemicals production and utilization rate	1H23	1H22	1H22
1,157	1,295	1,206	-4%	Monomers* (kt)	2,452	2,611	-6%
963	1,111	1,187	-19%	Polymers (kt)	2,074	2,461	-16%
67%	75%	71%	–	Steamcracker utilization rate**	71%	78%	–

*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was:

●	down 7% year-on-year in the second quarter of 2023, notably due to planned maintenance and unplanned shutdowns at the Antwerp refinery in Belgium, and logistical limitations linked to high inventory levels at the Normandy refinery in France,
●	down 1% year-on-year in the first half 2023, reflecting the restart of the Donges refinery in France in the second quarter of 2022.

The utilization rate on processed crude rose over the quarter to 82% given the end of strikes in France.

Polymer production was down year-on-year by 19% in the second quarter of 2023 and 16% in the first half 2023, due to the slowdown in global demand.

2. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income	1H23	1H22	1H22
24,849	24,855	35,061	-29%	External sales	49,704	66,069	-25%
812	1,426	4,029	-80%	Operating income	2,238	6,331	-65%
628	1,153	3,512	-82%	Net operating income	1,781	5,445	-67%
3	52	349	-99%	Net income (loss) from equity affiliates and other items	55	505	-89%
(187)	(325)	(866)	ns	Tax on net operating income	(512)	(1,391)	ns
376	465	(752)	ns	Adjustments affecting net operating income	841	(1,565)	ns
1,004	1,618	2,760	-64%	Adjusted net operating income*	2,622	3,880	-32%
454	198	313	+45%	Organic investments	652	510	+28%
(15)	5	(34)	ns	Net acquisitions	(10)	(34)	ns
439	203	279	+57%	Net investments	642	476	+35%

*	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

Refining & Chemicals Net operating income was:

●	$628 million in the second quarter of 2023, down 46% quarter-on-quarter,
●	$1,781 million in the first half 2023, down 67% compared to the first half 2022.

Refining & Chemicals adjusted net operating income was:

●	$1,004 million in the second quarter of 2023, down 38% quarter-on-quarter, reflecting lower refining margins in Europe impacted at the start of the period by Chinese exports and the quicker than anticipated reorganization of Russian flows following the European embargo, although supported at the end of the quarter by higher gasoline exports to the US and lower diesel imports in Europe from China,
●	$2,622 million in the first half 2023, down 32% year-on-year, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2023, the exclusion of the inventory valuation effect had a positive impact of $332 million on the segment’s adjusted net operating income, compared to a negative impact of $752 million in the second quarter of 2022. In the second quarter of 2023, the exclusion of special items had a positive impact of $44 million on the segment’s adjusted net operating income, compared to no impact in the second quarter of 2022.

The segment’s cash flow from operating activities was:

●	$1,923 million in the second quarter of 2023, compared to $(851) millions in the first quarter 2023,
●	$1,072 million in the first half 2023, down 77% compared to the first half 2022.

The segment’s operating cash flow before working capital changes without financial charges except those related to leases (DACF)4 was:

●	$1,329 million in the second quarter of 2023, down 55% year-on-year,
●	$3,062 million in the first half 2023, down 30% compared to the first half 2022 as the second quarter of 2022 benefited from exceptional conditions.

4 The definition of Operating cash flow before working capital changes and Debt adjusted cash flow (DACF) are available on the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow by Segment” on page 28 et seq. of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.6   Marketing & Services

1. Petroleum product sales

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Sales in kb/d*	1H23	1H22	1H22
1,397	1,360	1,477	-5%	Total Marketing & Services sales	1,379	1,464	-6%
799	757	817	-2%	Europe	778	804	-3%
598	602	660	-9%	Rest of world	600	661	-9%

*	Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 5% in the second quarter of 2023 and 6% in the first half 2023, as lower demand from commercial and industrial customers in Europe and the portfolio effect linked to the disposal of 50% of the fuel distribution business in Egypt were partially offset by the recovery in the aviation business.

2. Results

			2Q23				1H23
			vs	In millions of dollars, except tax on net operating			vs
2Q23	1Q23	2Q22	2Q22	income	1H23	1H22	1H22
27,712	22,359	26,907	-3%	External sales	44,071	50,056	-12%
494	282	929	-47%	Operating income	776	1,624	-52%
396	406	731	-46%	Net operating income	802	1,159	-31%
64	243	98	-35%	Net income (loss) from equity affiliates and other items	307	56	x5.4
(162)	(119)	(296)	ns	Tax on net operating income	(281)	(521)	ns
53	(126)	(265)	ns	Adjustments affecting net operating income	(73)	(421)	ns
449	280	466	-4%	Adjusted net operating income*	729	738	-1%
232	92	273	-15%	Organic investments	324	368	-12%
(4)	(234)	(57)	ns	Net acquisitions	(238)	(91)	ns
228	(142)	216	+6%	Net investments	86	277	-69%

*	Detail of adjustment items shown in the business segment information starting on page 46 of this exhibit.

Marketing & Services Net operating income was:

●	$396 million in the second quarter of 2023, down 2% quarter-on-quarter,
●	$802 million in the first half 2023, down 31% compared to the first half 2022.

Marketing & Services adjusted net operating income was:

●	$449 million in the second quarter of 2023, down 4% year-on-year,
●	$729 million in the first half 2023, slightly down year-on-year, in line with lower sales.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2023, the exclusion of the inventory valuation effect had a positive impact of $45 million on the segment’s adjusted net operating income, compared to a negative impact of $275 million in the second quarter of 2022. In the second quarter of 2023, the exclusion of special items had a positive impact of $8 million on the segment’s adjusted net operating income, compared to a positive impact of $10 million in the second quarter of 2022.

The segment’s cash flow from operating activities was:

●	$665 million in the second quarter of 2023, up 15% quarter-on-quarter,
●	$(8) million in the first half 2023, compared to $1,478 million in the first half 2022.

The segment’s operating cash flow before working capital changes without financial charges except those related to leases (DACF)5 was:

●	$756 million in the second quarter of 2023, up 29% year-on-year,
●	$1,212 million in the first half 2023, up 16% compared to the first half 2022, as 2022 was negatively impacted by the tax effect of higher prices on the valuation of petroleum product inventories.

5 The definition of Operating cash flow before working capital changes and Debt adjusted cash flow (DACF) are available on the “Glossary” on page 31 et seq. of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow by Segment” on page 28 et seq. of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

C.TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $4,088 million in the second quarter of 2023, 28% lower than $5,692 million in second quarter of 2022. Adjusted net income6 (TotalEnergies share) was $4,956 million in the second quarter of 2023 versus $9,796 million in the second quarter of 2022, due to lower gas prices and refining margins.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value7. Adjustments to net income8 were $(868) million in the second quarter of 2023, consisting mainly of:

●	$(0.5) billion related to impairments, notably on upstream assets in Kenya and the Yunlin offshore wind project in Taiwan,
●	$(0.4) billion of inventory effect.

2. Fully-diluted shares and share buybacks

As of June 30, 2023, the number of diluted shares was 2,443 million.

As part of its shareholder return policy, TotalEnergies repurchased:

●	32.8 million shares for cancellation in the second quarter of 2023 for $2 billion,
●	65.0 million shares for cancellation in the first half 2023 for $4 billion.

3. Acquisitions - asset sales

Acquisitions were:

●	$482 million in the second quarter of 2023, mainly related to the acquisition of a 9.375% stake in the NFS LNG project in Qatar, the renewal of the license OML 130 in Nigeria, and the acquisition of a 5.06% stake in NextDecade in line with the launch of RGLNG project in the US,
●	$3,738 million in the first half 2023, mainly related to the above items, as well as the acquisition of a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil.

Divestments were:

●	$162 million in the second quarter of 2023, notably for the sale of shares in Maxeon,
●	$431 million in the first half 2023, notably for the above item as well as the sale of 50% of the Marketing & Services subsidiary in Egypt.

4. Cash flow

In the second quarter of 2023, cash flow from operating activities was $9,900 million compared to $8,485 million of operating cash flow before working capital changes9 in the second quarter of 2023, reflecting a $1.5 billion decrease in working capital requirements, mainly due to the effects of lower inventories, seasonality of payment of the gas and power marketing business, and despite a decrease in tax payables and the tax payment schedule notably in the Exploration & Production segment.

TotalEnergies’ cash flow from operating activities was $9,900 million in the second quarter of 2023, a decrease of 39% compared to $16,284 million in the second quarter of 2022.

6 Adjusted net income is a non-GAAP measure that the Company presents in order to evaluate the Company’s operating results and understanding its operating trends. The definition of Adjusted net operating income is available in the “Glossary” on page 31 of this exhibit.

7 Details shown on page 22 of this exhibit.

8 Details shown on pages 22 and 38 et seq. of this exhibit.

9 Operating cash flow before working capital changes is a non-GAAP measure. The definition of Operating cash flow before working capital changes is available in the “Glossary” on page 31 of this exhibit. The reconciliation of Cash flow from operating activities to Operating cash flow before working capital changes is set forth under “Cash flow” on page 27 of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates was a decrease of $1,415 million in the second quarter of 2023, compared to a decrease of $3,051 million in the second quarter of 2022.

In the second quarter of 2023, the change in working capital was a decrease of $2,125 million in accordance with IFRS. The difference of $710 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $252 million, (ii) plus the mark-to-market effect of Integrated LNG and Integrated Power’s contracts of $405 million, (iii) plus the capital gains from renewables project sale of $35 million and (iv) plus the organic loan repayments from equity affiliates of $18 million.

Operating cash flow before working capital changes10 was $8,485 million in the second quarter of 2023, down 36% compared to $13,233 million in the second quarter of 2022.

Operating cash flow before working capital changes without financial charges  except those related to leases (DACF)11 was $8,596 million in the second quarter of 2023, down 37% compared to $13,631 million in the second quarter of 2022.

TotalEnergies’ net cash flow12 was:

●	$3,894 million in the second quarter of 2023 compared to $3,201 million in the first quarter 2023, reflecting the $1,136 million decrease in cash flow offset by the $1,829 million decrease in net investments to $4,591 million in the second quarter of 2023,
●	$7,095 million in the first half 2023 compared to $17,061 million a year earlier, reflecting the $6,753 million decrease in cash flow and the $3,213 million increase in net investments to $11,011 million in the first half 2023.

D.PROFITABILITY

Return on equity was 25.2% for the twelve months ended June 30, 2023.

	July 1, 2022	April 1, 2022	July 1, 2021
In millions of dollars	June 30, 2023	March 31, 2023	June 30, 2022
Adjusted net income	29,351	34,219	30,716
Average adjusted shareholders’ equity	116,329	115,233	113,333
Return on equity (ROE)	25.2%	29.7%	27.1%

Return on average capital employed (ROACE)13 was 22.4% for the twelve months ended June 30, 2023.

	July 1, 2022	April 1, 2022	July 1, 2021
In millions of dollars	June 30, 2023	March 31, 2023	June 30, 2022
Adjusted net operating income	30,776	35,712	32,177
Average capital employed	137,204	140,842	139,377
ROACE	22.4%	25.4%	23.1%

10 Operating cash flow before working capital changes is a non-GAAP measure. The definition of Operating cash flow before working capital changes is available in the “Glossary” on page 31 of this exhibit. The reconciliation of Cash flow from operating activities to Operating cash flow before working capital changes is set forth under “Cash flow” on page 27 of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”.

11 Debt adjusted cash flow (DACF) is a non-GAAP measure. The definition of Debt adjusted cash flow (DACF) is available in the “Glossary” on page 31 of this exhibit. The reconciliation of Cash flow from operating activities to Debt adjusted cash flow (DACF) is set forth under “Cash flow” on page 27 of this exhibit. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”.

12 Net cash flow is a non-GAAP measure. The definition of Net cash flow is available in the “Glossary” on page 31 of this exhibit. The reconciliation of Cash flow from operating activities to Net cash flow is set forth under “Cash flow” on page 27 of this exhibit.

13 Return on Average Capital Employed (ROACE) is a non-GAAP measure. The definition of Return on Average Capital Employed (ROACE) is available in the “Glossary” on page 31 of this exhibit.

E.Annual 2023 Sensitivities*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.5 B$	+/- 3.0 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
**	In a 80 $/b Brent environment.

F.SUMMARY AND OUTLOOK

Oil prices have remained buoyant at around $75/b for several months now, supported by OPEC+ actions. Demand for petroleum products should be supported as the summer driving season is ongoing and the global recovery for air travel continues.

European natural gas prices are currently around $10/Mbtu due to high inventories in Europe. Demand recovery in Asia and tension on supply capacities in Europe support forward prices above $15/Mbtu for the winter of 2023/2024.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $9 and $10/Mbtu in the third quarter 2023.

For the third quarter 2023, TotalEnergies anticipates hydrocarbon production of around 2.5 Mboe/d, notably supported by the start-up of Absheron field in Azerbaijan. The utilization rate in refineries should remain above 80%.

The Company confirms 2023 guidance of net investments between $16 and $18 billion, including $5 billion in low-carbon energies.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

			2Q23				1H23
			vs	Combined liquids and gas			vs
2Q23	1Q23	2Q22	2Q22	production by region (kboe/d)	1H23	1H22	1H22
537	583	907	-41%	Europe	559	933	-40%
481	494	460	+5%	Africa	488	479	+2%
767	718	680	+13%	Middle East and North Africa	743	675	+10%
443	441	420	+5%	Americas	442	403	+10%
243	288	271	-10%	Asia-Pacific	266	301	-12%
2,471	2,524	2,738	-10%	Total production	2,498	2,791	-10%
338	344	690	-51%	includes equity affiliates	341	702	-51%

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Liquids production by region (kb/d)	1H23	1H22	1H22
227	235	267	-15%	Europe	231	283	-18%
359	371	351	+2%	Africa	365	362	+1%
615	578	546	+13%	Middle East and North Africa	596	542	+10%
268	263	231	+16%	Americas	266	216	+23%
102	116	88	+16%	Asia-Pacific	109	102	+6%
1,571	1,562	1,483	+6%	Total production	1,567	1,505	+4%
153	150	201	-24%	includes equity affiliates	152	206	-26%

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Gas production by region (Mcf/d)	1H23	1H22	1H22
1,671	1,879	3,440	-51%	Europe	1,774	3,498	-49%
610	615	545	+12%	Africa	612	594	+3%
834	772	742	+12%	Middle East and North Africa	803	734	+9%
976	994	1,063	-8%	Americas	985	1,052	-6%
754	931	1,045	-28%	Asia-Pacific	843	1,119	-25%
4,845	5,191	6,835	-29%	Total production	5,017	6,997	-28%
1,004	1,054	2,633	-62%	includes equity affiliates	1,029	2,673	-62%

Downstream (Refining & Chemicals and Marketing & Services)

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Petroleum product sales by region (kb/d)	1H23	1H22	1H22
1,709	1,600	1,814	-6%	Europe*	1,655	1,724	-4%
599	667	734	-18%	Africa	633	747	-15%
918	849	922	–	Americas	883	849	+4%
665	623	705	-6%	Rest of world	644	618	+4%
3,892	3,739	4,176	-7%	Total consolidated sales*	3,815	3,939	-3%
424	387	409	+4%	Includes bulk sales	405	409	-1%
2,070	1,992	2,290	-10%	Includes trading*	2,031	2,065	-2%

*	1Q23 data restated

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	Petrochemicals production* (kt)	1H23	1H22	1H22
1,026	1,047	1,023	–	Europe	2,073	2,282	-9%
619	607	603	+3%	Americas	1,226	1,240	-1%
475	753	768	-38%	Middle East and Asia	1,228	1,549	-21%

*	Olefins, polymers.

INTEGRATED POWER

	2Q23					1Q23
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.8	0.6	0.0	0.1	1.6	0.8	0.6	0.0	0.2	1.5
Rest of Europe	0.2	1.1	0.8	0.0	2.1	0.2	1.1	0.5	0.0	1.8
Africa	0.1	0.0	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.2
Middle East	1.2	0.0	0.0	0.0	1.2	1.2	0.0	0.0	0.0	1.2
North America	3.5	2.1	0.0	0.1	5.6	3.0	2.1	0.0	0.1	5.1
South America	0.4	1.0	0.0	0.0	1.4	0.4	0.9	0.0	0.0	1.3
India	5.1	0.4	0.0	0.0	5.5	5.0	0.4	0.0	0.0	5.4
Asia-Pacific	1.4	0.0	0.1	0.0	1.5	1.3	0.0	0.1	0.0	1.5
Total	12.5	5.2	1.0	0.3	19.0	12.0	5.0	0.7	0.3	17.9

	2Q23					1Q23
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.2	0.1	0.0	0.0	0.3	0.2	0.1	0.0	0.0	0.4
Rest of Europe	0.1	0.0	0.3	0.0	0.5	0.1	0.0	0.6	0.0	0.7
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0
North America	2.8	0.1	0.0	0.5	3.4	2.7	0.1	0.0	0.5	3.4
South America	0.1	0.2	0.0	0.0	0.3	0.1	0.6	0.0	0.0	0.7
India	0.4	0.1	0.0	0.0	0.5	0.4	0.1	0.0	0.0	0.5
Asia-Pacific	0.0	0.0	0.5	0.0	0.6	0.0	0.0	0.5	0.0	0.6
Total	3.8	0.5	0.9	0.6	5.7	3.6	0.9	1.2	0.5	6.2

	2Q23					1Q23
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	1.0	0.6	0.0	0.0	1.6	0.9	0.2	0.0	0.0	1.2
Rest of Europe	5.4	0.4	4.4	0.1	10.3	3.6	0.4	4.4	0.1	8.4
Africa	0.6	0.3	0.0	0.1	1.0	0.7	0.3	0.0	0.1	1.1
Middle East	0.4	0.0	0.0	0.0	0.4	0.5	0.0	0.0	0.0	0.5
North America	9.0	3.2	4.1	5.1	21.3	10.7	2.8	4.1	4.5	22.1
South America	1.6	1.6	0.0	0.4	3.6	1.3	0.5	0.0	0.0	1.8
India	4.2	0.1	0.0	0.0	4.3	4.6	0.2	0.0	0.0	4.8
Asia-Pacific	3.2	0.4	2.9	0.9	7.5	2.4	0.4	2.9	0.7	6.4
Total	25.5	6.6	11.4	6.5	50.0	24.7	4.8	11.4	5.4	46.3

(1)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.
(2)	End-of-period data.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

2Q23	1Q23	2Q22	In millions of dollars	1H23	1H22
(377)	(159)	(4,546)	Special items affecting net income (TotalEnergies share)	(536)	(9,539)
–	203	–	Gain (loss) on asset sales	203	–
(5)	–	(8)	Restructuring charges	(5)	(11)
(469)	(60)	(3,719)	Impairments	(529)	(8,780)
97	(302)	(819)	Other	(205)	(748)
(380)	(391)	993	After-tax inventory effect: FIFO vs. replacement cost	(771)	2,033
(111)	(434)	(551)	Effect of changes in fair value	(545)	(631)
(868)	(984)	(4,104)	Total adjustments affecting net income	(1,852)	(8,137)

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

			2Q23 vs				1H23 vs
2Q23	1Q23	2Q22	2Q22	In millions of dollars	1H23	1H22	1H22
4,088	5,557	5,692	-28%	Net income - TotalEnergies share	9,645	10,636	-9%
868	984	4,104	-79%	Less: adjustment items to net income (TotalEnergies share)	1,852	8,137	-77%
4,956	6,541	9,796	-49%	Adjusted net income - TotalEnergies share	11,497	18,773	-39%
				Adjusted items
61	74	89	-31%	Add: non-controlling interests	135	165	-18%
2,715	4,090	5,274	-49%	Add: income taxes	6,805	9,998	-32%
2,959	3,026	3,038	-3%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	5,985	6,186	-3%
92	99	98	-6%	Add: amortization and impairment of intangible assets	191	194	-2%
724	710	572	+27%	Add: financial interest on debt	1,434	1,034	+39%
(402)	(373)	(130)	ns	Less: financial income and expense from cash & cash equivalents	(775)	(189)	ns
11,105	14,167	18,737	-41%	Adjusted EBITDA	25,272	36,161	-30%

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED NET OPERATING INCOME AND ADJUSTED OPERATING INCOME

2nd quarter 2023	statement
(M$)	of income	Adjustments	Adjusted
Sales	56,271	(76)	56,195
Excise taxes	(4,737)	0	(4,737)
Revenues from sales	51,534	(76)	51,458

Purchases net of inventory variation	(33,864)	485	(33,379)
Other operating expenses	(7,906)	152	(7,754)
Exploration costs	(62)	0	(62)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,106)	147	(2,959)
Operating income	6,596	708	7,304

Other income	116	0	116
Other expense	(366)	110	(256)

Other financial income	413	(12)	401
Other financial expense	(173)	0	(173)

Net income (loss) from equity affiliates	267	395	662

Income taxes	(2,487)	(228)	(2,715)
Less tax on cost of net debt	31	(36)	(5)
Net operating income	4,397	937	5,334

Financial interest on debt	(724)	0	(724)
Financial income and expense from cash & cash equivalents	510	(108)	402
Cost of net debt	(214)	(108)	(322)
Tax on cost of net debt	(31)	36	5
Net cost of net debt	(245)	(72)	(317)

Consolidated net income	4,152	865	5,017
TotalEnergies share	4,088	868	4,956
Non-controlling interests	64	(3)	61

1st quarter 2023	statement
(M$)	of income	Adjustments	Adjusted
Sales	62,603	76	62,679
Excise taxes	(4,370)	0	(4,370)
Revenues from sales	58,233	76	58,309

Purchases net of inventory variation	(38,351)	872	(37,479)
Other operating expenses	(7,785)	33	(7,752)
Exploration costs	(92)	(2)	(94)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,062)	36	(3,026)
Operating income	8,943	1,015	9,958

Other income	341	(264)	77
Other expense	(300)	163	(137)

Other financial income	258	(10)	248
Other financial expense	(183)	0	(183)

Net income (loss) from equity affiliates	960	119	1,079

Income taxes	(4,071)	(19)	(4,090)
Less tax on cost of net debt	(24)	(12)	(36)
Net operating income	5,924	992	6,916

Financial interest on debt	(710)	0	(710)
Financial income and expense from cash & cash equivalents	393	(20)	373
Cost of net debt	(317)	(20)	(337)
Tax on cost of net debt	24	12	36
Net cost of net debt	(293)	(8)	(301)

Consolidated net income	5,631	984	6,615
TotalEnergies share	5,557	984	6,541
Non-controlling interests	74	0	74

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED NET OPERATING INCOME AND ADJUSTED OPERATING INCOME (CONT.)

2nd quarter 2022	statement
(M$)	of income	Adjustments	Adjusted
Sales	74,774	15	74,789
Excise taxes	(4,329)	0	(4,329)
Revenues from sales	70,445	15	70,460

Purchases net of inventory variation	(45,443)	(580)	(46,023)
Other operating expenses	(8,041)	421	(7,620)
Exploration costs	(117)	0	(117)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,102)	64	(3,038)
Operating income	13,742	(80)	13,662

Other income	429	0	429
Other expense	(1,305)	776	(529)

Other financial income	231	0	231
Other financial expense	(136)	0	(136)

Net income (loss) from equity affiliates	(1,546)	3,490	1,944

Income taxes	(5,284)	10	(5,274)
Less tax on cost of net debt	(22)	(35)	(57)
Net operating income	6,109	4,161	10,270

Financial interest on debt	(572)	0	(572)
Financial income and expense from cash & cash equivalents	245	(115)	130
Cost of net debt	(327)	(115)	(442)
Tax on cost of net debt	22	35	57
Net cost of net debt	(305)	(80)	(385)

Consolidated net income	5,804	4,081	9,885
TotalEnergies share	5,692	4,104	9,796
Non-controlling interests	112	(23)	89

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED NET OPERATING INCOME AND ADJUSTED OPERATING INCOME (CONT.)

1st half 2023	statement
(M$)	of income	Adjustments	Adjusted
Sales	118,874	0	118,874
Excise taxes	(9,107)	0	(9,107)
Revenues from sales	109,767	0	109,767

Purchases net of inventory variation	(72,215)	1,357	(70,858)
Other operating expenses	(15,691)	185	(15,506)
Exploration costs	(154)	(2)	(156)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,168)	183	(5,985)
Operating income	15,539	1,723	17,262

Other income	457	(264)	193
Other expense	(666)	273	(393)

Other financial income	671	(22)	649
Other financial expense	(356)	0	(356)

Net income (loss) from equity affiliates	1,227	514	1,741

Income taxes	(6,558)	(247)	(6,805)
Less tax on cost of net debt	7	(48)	(41)
Net operating income	10,321	1,929	12,250

Financial interest on debt	(1,434)	0	(1,434)
Financial income and expense from cash & cash equivalents	903	(128)	775
Cost of net debt	(531)	(128)	(659)
Tax on cost of net debt	(7)	48	41
Net cost of net debt	(538)	(80)	(618)

Consolidated net income	9,783	1,849	11,632
TotalEnergies share	9,645	1,852	11,497
Non-controlling interests	138	(3)	135

1st half 2022	statement
(M$)	of income	Adjustments	Adjusted
Sales	143,380	3	143,383
Excise taxes	(8,985)	0	(8,985)
Revenues from sales	134,395	3	134,398

Purchases net of inventory variation	(85,091)	(1,694)	(86,785)
Other operating expenses	(15,664)	635	(15,029)
Exploration costs	(978)	725	(253)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,781)	595	(6,186)
Operating income	25,881	264	26,145

Other income	572	(22)	550
Other expense	(3,595)	2,797	(798)

Other financial income	434	(84)	350
Other financial expense	(271)	0	(271)

Net income (loss) from equity affiliates	(1,503)	5,308	3,805

Income taxes	(10,088)	90	(9,998)
Less tax on cost of net debt	(20)	(77)	(97)
Net operating income	11,410	8,276	19,686

Financial interest on debt	(1,034)	0	(1,034)
Financial income and expense from cash & cash equivalents	459	(270)	189
Cost of net debt	(575)	(270)	(845)
Tax on cost of net debt	20	77	97
Net cost of net debt	(555)	(193)	(748)

Consolidated net income	10,855	8,083	18,938
TotalEnergies share	10,636	8,137	18,773
Non-controlling interests	219	(54)	165

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	In millions of dollars	1H23	1H22	1H22
				Adjusted items

51,458	58,309	70,460	-27%	Revenues from sales	109,767	134,398	-18%
(33,379)	(37,479)	(46,023)	ns	Purchases, net of inventory variation	(70,858)	(86,785)	ns
(7,754)	(7,752)	(7,620)	ns	Other operating expenses	(15,506)	(15,029)	ns
(62)	(94)	(117)	ns	Exploration costs	(156)	(253)	ns
116	77	429	-73%	Other income	193	550	-65%
(164)	(38)	(431)	ns	Other expense, excluding amortization and impairment of intangible assets	(202)	(604)	ns
401	248	231	+74%	Other financial income	649	350	+85%
(173)	(183)	(136)	ns	Other financial expense	(356)	(271)	ns
662	1,079	1,944	-66%	Net income (loss) from equity affiliates	1,741	3,805	-54%
11,105	14,167	18,737	-41%	Adjusted EBITDA	25,272	36,161	-30%
				Adjusted items

(2,959)	(3,026)	(3,038)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(5,985)	(6,186)	ns
(92)	(99)	(98)	ns	Less: amortization of intangible assets	(191)	(194)	ns
(724)	(710)	(572)	ns	Less: financial interest on debt	(1,434)	(1,034)	ns
402	373	130	x3.1	Add: financial income and expense from cash & cash equivalents	775	189	x4.1
(2,715)	(4,090)	(5,274)	ns	Less: income taxes	(6,805)	(9,998)	ns
(61)	(74)	(89)	ns	Less: non-controlling interests	(135)	(165)	ns
(868)	(984)	(4,104)	ns	Add: adjustment - TotalEnergies share	(1,852)	(8,137)	ns
4,088	5,557	5,692	-28%	Net income - TotalEnergies share	9,645	10,636	-9%

INVESTMENTS – DIVESTMENTS

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	In millions of dollars	1H23	1H22	1H22
4,271	3,433	2,819	+51%	Organic investments (a)	7,704	4,800	+60%
328	205	98	x3.3	Capitalized exploration	533	212	x2.5
366	374	277	+32%	Increase in non-current loans	740	511	+45%
(84)	(229)	(174)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(313)	(609)	ns
–	–	(190)	-100%	Change in debt from renewable projects (TotalEnergies share)	–	(190)	-100%
482	3,256	2,464	-80%	Acquisitions (b)	3,738	3,864	-3%
162	269	388	-58%	Asset sales (c)	431	866	-50%
(35)	(3)	176	ns	Change in debt from renewable projects (partner share)	(38)	174	ns
320	2,987	2,076	-85%	Net acquisitions	3,307	2,998	+10%
4,591	6,420	4,895	-6%	Net investments (a + b - c)	11,011	7,798	+41%
–	–	–	ns	Other transactions with non-controlling interests (d)	–	–	ns
(18)	6	(238)	ns	Organic loan repayment from equity affiliates (e)	(12)	(725)	ns
(35)	(3)	366	ns	Change in debt from renewable projects financing* (f)	(38)	364	ns
64	60	37	+73%	Capex linked to capitalized leasing contracts (g)	124	73	+70%
1	1	4	-75%	Expenditures related to carbon credits ( h )	2	4	-50%
4,473	6,362	4,982	-10%	Cash flow used in investing activities (a + b - c + d + e + f - g - h)	10,835	7,360	+47%
*	Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

			2Q23				1H23
			vs				vs
2Q23	1Q23	2Q22	2Q22	In millions of dollars	1H23	1H22	1H22
9,900	5,133	16,284	-39%	Cash flow from operating activities	15,033	23,901	-37%
1,720	(3,989)	2,161	-20%	Less (Increase) decrease in working capital**	(2,269)	(2,614)	ns
(252)	(502)	1,151	ns	Less Inventory effect	(754)	2,406	ns
(35)	(3)	(23)	ns	Less Capital gain from renewable project sales	(38)	(25)	ns
(18)	6	(238)	ns	Less Organic loan repayments from equity affiliates	(12)	(725)	ns
8,485	9,621	13,233	-36%	Operating cash flow before working capital changes ( a )*	18,106	24,859	-27%
(112)	(153)	(399)	ns	Financial charges	(265)	(767)	ns
8,596	9,774	13,631	-37%	Operating cash flow before working capital changes w/o financial charges (DACF)	18,371	25,626	-28%
4,271	3,433	2,819	+51%	Organic investments (b)	7,704	4,800	+60%
4,214	6,188	10,414	-60%	Free cash flow after organic investments, w/o net asset sales (a - b)	10,402	20,059	-48%
4,591	6,420	4,895	-6%	Net investments (c)	11,011	7,798	+41%
3,894	3,201	8,338	-53%	Net cash flow (a - c)	7,095	17,061	-58%
*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts and including capital gain from renewable projects sale. Historical data have been restated to cancel the impact of fair valuation of Integrated LNG and Integrated Power sectors’ contracts.
**	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

CASH FLOW BY SEGMENT

Exploration & Production segment

In millions of dollars	2Q23	1Q23	2Q22	1H23	1H22
Cash flow from operating activities	4,047	4,536	8,768	8,583	14,536
Less (Increase) decrease in working capital	(317)	(371)	1,384	(688)	(127)
Less Inventory effect	–	–	–	–	–
Less Capital gain from renewable project sales	–	–	–	–	–
Less Organic loan repayments from equity affiliates	–	–	1	–	(23)
= Operating cash flow before working capital changes w/o financial charges except those related to leases (DACF)	4,364	4,907	7,383	9,271	14,686

Integrated LNG segment

In millions of dollars	2Q23	1Q23	2Q22	1H23	1H22
Cash flow from operating activities	1,332	3,536	3,802	4,868	6,021
Less (Increase) decrease in working capital*	(469)	1,456	1,926	987	2,120
Less Inventory effect	–	–	–	–	–
Less Capital gain from renewable project sales	–	–	–	–	–
Less Organic loan repayments from equity affiliates	–	(1)	(236)	(1)	(703)
= Operating cash flow before working capital changes w/o financial charges except those related to leases (DACF)	1,801	2,081	2,112	3,882	4,604

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

Integrated Power segment

In millions of dollars	2Q23	1Q23	2Q22	1H23	1H22
Cash flow from operating activities	2,284	(1,285)	168	999	(1,736)
Less (Increase) decrease in working capital*	1,844	(1,715)	(57)	129	(2,052)
Less Inventory effect	–	–	–	–	–
Less Capital gain from renewable project sales	(35)	(3)	(23)	(38)	(25)
Less Organic loan repayments from equity affiliates	(16)	(7)	–	(23)	–
= Operating cash flow before working capital changes w/o financial charges except those related to leases (DACF)	491	440	248	931	341

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

Refining & Chemicals segment

In millions of dollars	2Q23	1Q23	2Q22	1H23	1H22
Cash flow from operating activities	1,923	(851)	3,526	1,072	4,633
Less (Increase) decrease in working capital	788	(2,183)	(209)	(1,395)	(1,486)
Less Inventory effect	(192)	(415)	775	(607)	1,722
Less Capital gain from renewable project sales	–	–	–	–	–
Less Organic loan repayments from equity affiliates	(2)	14	(3)	12	1
= Operating cash flow before working capital changes w/o financial charges except those related to leases (DACF)	1,329	1,733	2,963	3,062	4,396

Marketing & Services segment

In millions of dollars	2Q23	1Q23	2Q22	1H23	1H22
Cash flow from operating activities	665	(673)	580	(8)	1,478
Less (Increase) decrease in working capital	(31)	(1,042)	(381)	(1,073)	(254)
Less Inventory effect	(60)	(87)	376	(147)	684
Less Capital gain from renewable project sales	–	–	–	–	–
Less Organic loan repayments from equity affiliates	–	–	–	–	–
= Operating cash flow before working capital changes w/o financial charges except those related to leases (DACF)	756	456	585	1,212	1,048

GEARING14 RATIO

In millions of dollars	06/30/2023	03/31/2023	06/30/2022
Current borrowings (1)	13,980	16,280	14,589
Other current financial liabilities	443	597	401
Current financial assets (1),(2)	(6,397)	(7,223)	(7,697)
Net financial assets classified as held for sale (1)	(41)	(38)	(14)
Non-current financial debt (1)	33,387	34,820	39,233
Non-current financial assets (1)	(1,264)	(1,101)	(692)
Cash and cash equivalents	(25,572)	(27,985)	(32,848)
Net debt (a)	14,536	15,350	12,972
Shareholders’ equity – TotalEnergies share	113,682	115,581	116,688
Non-controlling interests	2,770	2,863	3,309
Shareholders’ equity (b)	116,452	118,444	119,997
Net-debt-to-capital ratio = a / (a+b)	11.1%	11.5%	9.8%
Leases (c)	8,090	8,131	7,963
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	16.3%	16.5%	14.9%

(1) Excludes leases receivables and leases debts.

(2) Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)15

Twelve months ended June 30, 2023

	Exploration &		Integrated	Refining &	Marketing
In millions of dollars	Production	Integrated LNG	Power	Chemicals	& Services	Company
Adjusted net operating income	12,747	9,223	1,537	6,044	1,541	30,776
Capital employed at 06/30/2022*	70,248	41,606	12,568	7,958	7,475	137,035
Capital employed at 06/30/2023*	68,530	34,598	17,804	9,698	8,796	137,372
ROACE[15]	18.4%	24.2%	10.1%	68.5%	18.9%	22.4%

* At replacement cost (excluding after-tax inventory effect).

Twelve months ended March 31, 2023

	Exploration &		Integrated	Refining &	Marketing
In millions of dollars	Production	Integrated LNG	Power	Chemicals	& Services	Company
Adjusted net operating income	15,117	10,108	1,427	7,800	1,558	35,712
Capital employed at 03/31/2022*	71,518	44,803	9,937	8,847	7,751	141,853
Capital employed at 03/31/2023*	67,658	34,183	18,982	10,115	8,811	139,830
ROACE[15]	21.7%	25.6%	9.9%	82.3%	18.8%	25.4%

*	At replacement cost (excluding after-tax inventory effect).

14 Gearing is a non-GAAP measure. The definition of Gearing is available in the “Glossary” on page 31 of this exhibit.

15 Return on Average Capital Employed (ROACE) is a non-GAAP measure. The definition of Return on Average Capital Employed (ROACE) is available in the “Glossary” on page 31 of this exhibit.

RECONCILIATION OF ROACE

For the ended year Jun 30, 2023	For the ended year Jun 30, 2023
(M$)	(M$)
Adjusted net operating income 3rd quarter 2022	10,313
Adjusted net operating income 4th quarter 2022	8,213
Adjusted net operating income 1st quarter 2023	6,916
Adjusted net operating income 2nd quarter 2023	5,334
Adjusted net operating income	30,776

Balance sheet as of Jun 30, 2022
Property, plant and equipment, intangible assets, net	138,474
Investments & loans in equity affiliates	28,210
Other non-current assets	9,196
Working capital	2,693
Provisions and other non-current liabilities	(37,883)
Assets and liabilities classified as held for sale	243
Capital Employed (Balance sheet)	140,932
Less inventory valuation effect	(3,897)
Capital Employed (Business segment information)	137,035

Balance sheet as of Jun 30, 2023
Property, plant and equipment, intangible assets, net	135,891
Investments & loans in equity affiliates	30,425
Other non-current assets	7,412
Working capital	(7,401)
Provisions and other non-current liabilities	(34,404)
Assets and liabilities classified as held for sale	7,157
Capital Employed (Balance sheet)	139,080
Less inventory valuation effect	(1,708)
Capital Employed (Business segment information)	137,372

ROACE as a percentage	22.4%

For the ended year March 31, 2023	For the ended year March 31, 2023
(M$)	(M$)
Adjusted net operating income 2nd quarter 2022	10,270
Adjusted net operating income 3rd quarter 2022	10,313
Adjusted net operating income 4th quarter 2022	8,213
Adjusted net operating income 1st quarter 2023	6,916
Adjusted net operating income	35,712

Balance sheet as of March 31, 2022
Property, plant and equipment, intangible assets, net	136,954
Investments & loans in equity affiliates	29,334
Other non-current assets	9,822
Working capital	3,591
Provisions and other non-current liabilities	(35,540)
Assets and liabilities classified as held for sale	775
Capital Employed (Balance sheet)	144,936
Less inventory valuation effect	(3,083)
Capital Employed (Business segment information)	141,853

Balance sheet as of March 31, 2023
Property, plant and equipment, intangible assets, net	140,733
Investments & loans in equity affiliates	29,997
Other non-current assets	8,690
Working capital	(3,547)
Provisions and other non-current liabilities	(34,410)
Assets and liabilities classified as held for sale	463
Capital Employed (Balance sheet)	141,926
Less inventory valuation effect	(2,096)
Capital Employed (Business segment information)	139,830

ROACE as a percentage	25.4%

GLOSSARY

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies.

Adjusted net income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. Adjusted net income refers to net income less adjustment items to net income. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. Adjusted net operating income refers to Net operating income less adjustment items. Net operating income refers to Net income before net cost of net debt, i.e., cost of net debt net of its tax effects. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the return on capital employed (ROACE) as explained below.

Adjusted operating income is a non-GAAP financial measure and its most comparable IFRS measure is Operating income. Adjusted operating income refers to Operating income less adjustment items. Operating income refers to Net operating income before Net income (loss) from equity affiliates and other items and Tax on net operating income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understand its operating trends, by removing the impact of non-operational results and special items.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as operating cash flow before working capital changes and without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. By exception, DACF at segment level excludes financial charges except those related to leases. This sub-indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically generated by the segment once we have excluded financial charges, except those related to leases.

Free cash flow after organic investments, without net asset sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after organic investments, without net asset sales refers to Operating cash flow before working capital changes minus organic investments. Organic investments refer to net investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for organic investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to Equity + Net debt excluding leases. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Operating cash flow before working capital changes minus net investments. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, excluding organic loan repayment from equity affiliates and excluding capex linked to capitalized leasing contracts. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for organic investments and net acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Operating cash flow before working capital changes is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated Gas and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of Net operating income to average capital employed between the beginning and the end of the period. ROACE is the ratio of adjusted net operating income to average capital employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s capital employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

MAIN INDICATORS

		2Q23	1Q23	4Q22	3Q22	2Q22
€/$		1.08	1.07	1.02	1.01	1.06
Brent	($/b)	78.1	81.2	88.8	100.8	113.9
Average liquids price*	($/b)	72.0	73.4	80.6	93.6	102.9
Average gas price* (1)	($/Mbtu)	5.98	8.89	12.74	16.83	11.01
Average LNG price** (1)	($/Mbtu)	9.84	13.27	14.83	21.51	13.96
Variable Cost Margin, European refining***	($/t)	42.7	87.8	73.6	99.2	145.7

*	Sales in $ / sales in volume for consolidated affiliates.
**	Sales in $ / sales in volume for consolidated and equity affiliates.
(1)

Does not take into account gas and LNG trading activities, which results are expected to be significantly higher compared to the third quarter 2021, capturing optimization opportunities generated by large LNG trading portfolio in the prevailing high gas spot price environment.

***

This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2023	2023	2022

Sales	56,271	62,603	74,774
Excise taxes	(4,737)	(4,370)	(4,329)
Revenues from sales	51,534	58,233	70,445

Purchases, net of inventory variation	(33,864)	(38,351)	(45,443)
Other operating expenses	(7,906)	(7,785)	(8,041)
Exploration costs	(62)	(92)	(117)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,106)	(3,062)	(3,102)
Other income	116	341	429
Other expense	(366)	(300)	(1,305)

Financial interest on debt	(724)	(710)	(572)
Financial income and expense from cash & cash equivalents	510	393	245
Cost of net debt	(214)	(317)	(327)

Other financial income	413	258	231
Other financial expense	(173)	(183)	(136)

Net income (loss) from equity affiliates	267	960	(1,546)

Income taxes	(2,487)	(4,071)	(5,284)
Consolidated net income	4,152	5,631	5,804
TotalEnergies share	4,088	5,557	5,692
Non-controlling interests	64	74	112
Earnings per share ($)	1.65	2.23	2.18
Fully-diluted earnings per share ($)	1.64	2.21	2.16

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2023	2023	2022

Consolidated net income	4,152	5,631	5,804

Other comprehensive income

Actuarial gains and losses	135	3	204
Change in fair value of investments in equity instruments	(1)	4	(20)
Tax effect	(43)	(8)	(53)
Currency translation adjustment generated by the parent company	(57)	1,466	(5,387)
Items not potentially reclassifiable to profit and loss	34	1,465	(5,256)
Currency translation adjustment	(49)	(1,250)	2,523
Cash flow hedge	689	1,202	3,222
Variation of foreign currency basis spread	11	(3)	21
share of other comprehensive income of equity affiliates, net amount	3	(98)	2,548
Other	(4)	3	(1)
Tax effect	(136)	(336)	(1,112)
Items potentially reclassifiable to profit and loss	514	(482)	7,201
Total other comprehensive income (net amount)	548	983	1,945

Comprehensive income	4,700	6,614	7,749
TotalEnergies share	4,676	6,550	7,705
Non-controlling interests	24	64	44

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2023	2022

Sales	118,874	143,380
Excise taxes	(9,107)	(8,985)
Revenues from sales	109,767	134,395

Purchases, net of inventory variation	(72,215)	(85,091)
Other operating expenses	(15,691)	(15,664)
Exploration costs	(154)	(978)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,168)	(6,781)
Other income	457	572
Other expense	(666)	(3,595)

Financial interest on debt	(1,434)	(1,034)
Financial income and expense from cash & cash equivalents	903	459
Cost of net debt	(531)	(575)

Other financial income	671	434
Other financial expense	(356)	(271)

Net income (loss) from equity affiliates	1,227	(1,503)

Income taxes	(6,558)	(10,088)
Consolidated net income	9,783	10,855
TotalEnergies share	9,645	10,636
Non-controlling interests	138	219
Earnings per share ($)	3.88	4.04
Fully-diluted earnings per share ($)	3.86	4.02

(a)   Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2023	2022

Consolidated net income	9,783	10,855

Other comprehensive income

Actuarial gains and losses	138	204
Change in fair value of investments in equity instruments	3	(17)
Tax effect	(51)	(42)
Currency translation adjustment generated by the parent company	1,409	(7,137)
Items not potentially reclassifiable to profit and loss	1,499	(6,992)
Currency translation adjustment	(1,299)	3,535
Cash flow hedge	1,891	2,959
Variation of foreign currency basis spread	8	70
share of other comprehensive income of equity affiliates, net amount	(95)	2,464
Other	(1)	(1)
Tax effect	(472)	(1,059)
Items potentially reclassifiable to profit and loss	32	7,968
Total other comprehensive income (net amount)	1,531	976

Comprehensive income	11,314	11,831
TotalEnergies share	11,226	11,658
Non-controlling interests	88	173

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2023	2023	2022	2022
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	31,717	33,234	31,931	37,020
Property, plant and equipment, net	104,174	107,499	107,101	101,454
Equity affiliates : investments and loans	30,425	29,997	27,889	28,210
Other investments	1,190	1,209	1,051	1,383
Non-current financial assets	2,494	2,357	2,731	1,612
Deferred income taxes	3,649	4,772	5,049	4,737
Other non-current assets	2,573	2,709	2,388	3,075
Total non-current assets	176,222	181,777	178,140	177,491

Current assets
Inventories, net	18,785	22,786	22,936	28,542
Accounts receivable, net	22,163	24,128	24,378	30,796
Other current assets	23,111	28,153	36,070	55,553
Current financial assets	6,725	7,535	8,746	7,863
Cash and cash equivalents	25,572	27,985	33,026	32,848
Assets classified as held for sale	8,441	668	568	313
Total current assets	104,797	111,255	125,724	155,915
Total assets	281,019	293,032	303,864	333,406

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders’ equity
Common shares	7,850	7,828	8,163	8,163
Paid-in surplus and retained earnings	123,511	123,357	123,951	125,554
Currency translation adjustment	(12,859)	(12,784)	(12,836)	(14,019)
Treasury shares	(4,820)	(2,820)	(7,554)	(3,010)
Total shareholders’ equity - TotalEnergies share	113,682	115,581	111,724	116,688
Non-controlling interests	2,770	2,863	2,846	3,309
Total shareholders’ equity	116,452	118,444	114,570	119,997

Non-current liabilities
Deferred income taxes	11,237	11,300	11,021	12,169
Employee benefits	1,872	1,840	1,829	2,341
Provisions and other non-current liabilities	21,295	21,270	21,402	23,373
Non-current financial debt	40,427	42,915	45,264	46,868
Total non-current liabilities	74,831	77,325	79,516	84,751

Current liabilities
Accounts payable	32,853	36,037	41,346	49,700
Other creditors and accrued liabilities	38,609	42,578	52,275	62,498
Current borrowings	15,542	17,884	15,502	16,003
Other current financial liabilities	443	597	488	401
Liabilities directly associated with the assets classified as held for sale	2,289	167	167	56
Total current liabilities	89,736	97,263	109,778	128,658
Total liabilities & shareholders’ equity	281,019	293,032	303,864	333,406

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2023	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,152	5,631	5,804
Depreciation, depletion, amortization and impairment	3,195	3,187	3,321
Non-current liabilities, valuation allowances and deferred taxes	81	314	1,427
(Gains) losses on disposals of assets	(70)	(252)	(165)
Undistributed affiliates’ equity earnings	383	(349)	2,999
(Increase) decrease in working capital	2,125	(3,419)	2,498
Other changes, net	34	21	400
Cash flow from operating activities	9,900	5,133	16,284

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,870)	(4,968)	(5,150)
Acquisitions of subsidiaries, net of cash acquired	(19)	(136)	(82)
Investments in equity affiliates and other securities	(522)	(1,407)	(136)
Increase in non-current loans	(366)	(389)	(278)
Total expenditures	(4,777)	(6,900)	(5,646)
Proceeds from disposals of intangible assets and property, plant and equipment	31	68	153
Proceeds from disposals of subsidiaries, net of cash sold	38	183	63
Proceeds from disposals of non-current investments	133	49	35
Repayment of non-current loans	102	238	413
Total divestments	304	538	664
Cash flow used in investing activities	(4,473)	(6,362)	(4,982)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	383	-	371
- Treasury shares	(2,002)	(2,103)	(1,988)
Dividends paid:
- Parent company shareholders	(1,842)	(1,844)	(1,825)
- Non-controlling interests	(105)	(21)	(97)
Net issuance (repayment) of perpetual subordinated notes	(1,081)	-	(1,958)
Payments on perpetual subordinated notes	(80)	(158)	(138)
Other transactions with non-controlling interests	(13)	(86)	(10)
Net issuance (repayment) of non-current debt	(14)	118	508
Increase (decrease) in current borrowings	(4,111)	(1,274)	(2,703)
Increase (decrease) in current financial assets and liabilities	990	1,394	(731)
Cash flow from (used in) financing activities	(7,875)	(3,974)	(8,571)
Net increase (decrease) in cash and cash equivalents	(2,448)	(5,203)	2,731
Effect of exchange rates	35	162	(1,159)
Cash and cash equivalents at the beginning of the period	27,985	33,026	31,276
Cash and cash equivalents at the end of the period	25,572	27,985	32,848

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	9,783	10,855
Depreciation, depletion, amortization and impairment	6,382	7,899
Non-current liabilities, valuation allowances and deferred taxes	395	3,965
(Gains) losses on disposals of assets	(322)	(178)
Undistributed affiliates’ equity earnings	34	3,261
(Increase) decrease in working capital	(1,294)	(2,425)
Other changes, net	55	524
Cash flow from operating activities	15,033	23,901

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,838)	(8,607)
Acquisitions of subsidiaries, net of cash acquired	(155)	(82)
Investments in equity affiliates and other securities	(1,929)	(225)
Increase in non-current loans	(755)	(519)
Total expenditures	(11,677)	(9,433)
Proceeds from disposals of intangible assets and property, plant and equipment	99	330
Proceeds from disposals of subsidiaries, net of cash sold	221	151
Proceeds from disposals of non-current investments	182	250
Repayment of non-current loans	340	1,342
Total divestments	842	2,073
Cash flow used in investing activities	(10,835)	(7,360)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	383	371
- Treasury shares	(4,105)	(3,164)
Dividends paid:
- Parent company shareholders	(3,686)	(3,753)
- Non-controlling interests	(126)	(119)
Net issuance (repayment) of perpetual subordinated notes	(1,081)	-
Payments on perpetual subordinated notes	(238)	(274)
Other transactions with non-controlling interests	(99)	(5)
Net issuance (repayment) of non-current debt	104	542
Increase (decrease) in current borrowings	(5,385)	(2,046)
Increase (decrease) in current financial assets and liabilities	2,384	4,863
Cash flow from (used in) financing activities	(11,849)	(3,585)
Net increase (decrease) in cash and cash equivalents	(7,651)	12,956
Effect of exchange rates	197	(1,450)
Cash and cash equivalents at the beginning of the period	33,026	21,342
Cash and cash equivalents at the end of the period	25,572	32,848

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2022	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first half 2022	-	-	10,636	-	-	-	10,636	219	10,855
Other comprehensive income	-	-	2,370	(1,348)	-	-	1,022	(46)	976
Comprehensive Income	-	-	13,006	(1,348)	-	-	11,658	173	11,831
Dividend	-	-	(3,803)	-	-	-	(3,803)	(119)	(3,922)
Issuance of common shares	9,367,482	26	345	-	-	-	371	-	371
Purchase of treasury shares	-	-	-	-	(58,458,536)	(3,164)	(3,164)	-	(3,164)
Sale of treasury shares(a)	-	-	(315)	-	6,168,197	315	-	-	-
Share-based payments	-	-	157	-	-	-	157	-	157
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(183)	-	-	-	(183)	-	(183)
Other operations with non-controlling interests	-	-	4	—	-	-	4	(9)	(5)
Other items	-	-	(44)	—	-	-	(44)	1	(43)
As of June 30, 2022	2,619,131,285	8,163	125,554	(14,019)	(55,465,917)	(3,010)	116,688	3,309	119,997
Net income of the second half 2022	-	-	9,890	-	-	-	9,890	299	10,189
Other comprehensive income	-	-	(5,303)	1,174	-	-	(4,129)	44	(4,085)
Comprehensive Income	-	-	4,587	1,174	-	-	5,761	343	6,104
Dividend	-	-	(6,186)	-	-	-	(6,186)	(417)	(6,603)
Issuance of common shares	-	-	(1)	-	-	-	(1)	-	(1)
Purchase of treasury shares	-	-	-	-	(81,749,207)	(4,547)	(4,547)	-	(4,547)
Sale of treasury shares(a)	-	-	(3)	-	27,457	3	-	-	-
Share-based payments	-	-	72	-	-	-	72	-	72
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(148)	-	-	-	(148)	-	(148)
Other operations with non-controlling interests	-	-	41	9	-	-	50	46	96
Other items	-	-	35	-	-	-	35	(435)	(400)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first half 2023	-	-	9,645	-	-	-	9,645	138	9,783
Other comprehensive income	-	-	1,576	5	-	-	1,581	(50)	1,531
Comprehensive Income	-	-	11,221	5	-	-	11,226	88	11,314
Dividend	-	-	(3,868)	-	-	-	(3,868)	(126)	(3,994)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(66,647,852)	(4,705)	(4,705)	-	(4,705)
Sale of treasury shares(a)	-	-	(396)	-	6,461,256	396	-	-	-
Share-based payments	-	-	172	-	-	-	172	-	172
Share cancellation	(128,869,261)	(335)	(6,708)	-	128,869,261	7,043	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(151)	-	-	-	(151)	-	(151)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(38)	(27)
Other items	-	-	(3)	-	-	-	(3)	-	(3)
As of June 30, 2023	2,498,264,179	7,850	123,511	(12,859)	(68,505,002)	(4,820)	113,682	2,770	116,452

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2023

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2023, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2023, are consistent with those used for the financial statements at December 31, 2022.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2023 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2022.

The consolidated financial statements as of December 31, 2022 were impacted by the Russian-Ukrainian conflict. The Russian assets were fully depreciated, except for those relating to Yamal LNG. As of June 30, 2023, in the absence of any new event, assessments and judgments taken into account in the valuation of assets remain in place.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production
●	In March 2023, TotalEnergies has signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates with an effective date of January 1, 2023. The assets to be acquired are:
o	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession.

The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.

o	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC.

The Mubarraz concession is comprised of four producing offshore fields.

The SARB and Umm Lulu transaction was completed on March 15, 2023. The Mubarraz transaction was not completed following Cosmo’s decision to exercise its right of first refusal on the proposed transaction on April 21, 2023 in accordance with the terms of the agreements.

➢	Integrated LNG
●	On June 12, 2022, following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies has been awarded, a 25% interest in a new joint venture (JV), alongside the national company QatarEnergy (75)%. The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train. The acquisition of the interest in this project was finalized in January 2023.
➢	Integrated Power
●	On October 26, 2022, TotalEnergies and Casa dos Ventos (CDV), Brazil's leading renewable energy developer, announced the creation of a 34%(TTE)/66%(CDV) joint venture to jointly develop, build and operate the renewable portfolio of Casa Dos Ventos. This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind and 1.6 GW of solar projects under well advanced development (COD[1] within 5 years). Besides, the newly formed JV will have the right to acquire the current and new projects that are or will be developed by CDV as they reach execution stage. The transaction amounts to a payment of $0.5 billion and an earn-out of up to $30 million for the acquisition of a 34% stake in the JV. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in 2027. The transaction was completed in January 2023.

2.2) Major business combinations

➢	Exploration & Production
●	Acquisition of participating interest in SARB and Umm Lulu offshore concession

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. A preliminary purchase price allocation has been done in the second quarter following the acquisition, this assessment will be finalized within 12 months following the acquisition date.

2.3) Divestment projects

➢	Exploration & Production

On April 27, 2023, TotalEnergies announced the signature of an agreement with Suncor Energy Inc. for the sale of the entirety of the shares of TotalEnergies EP Canada Ltd for a consideration including a 5.5 billion Canadian dollar cash payment at closing (about US$4.1 billion) and additional payments that could reach a maximum of 600 million Canadian dollar (about US$450 million) under specific conditions. The transaction was subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights and customary closing conditions, notably the required approval from public authorities.

1 Commercial Operation Date

On May 26, 2023 ConocoPhillips has notified TotalEnergies that it is exercising its preemption right to purchase the 50% interest in the Surmont asset held by TotalEnergies EP Canada Ltd. TotalEnergies will receive from ConocoPhillips a cash payment upon closing of 4.0 billion Canadian dollar (about US$3 billion) and additional payments that could reach a maximum of 440 million Canadian dollar (about US$325 million) under specific conditions for its 50% non-operated interest in the Surmont asset and associated logistics commitments. Closing is expected in the second half year of 2023.

Following the exercise by ConocoPhillips of its preemption right, TotalEnergies and Suncor are continuing discussions regarding the sale of TotalEnergies EP Canada Ltd shares, including the Fort Hills working interest and the associated logistics.

As of June 30, 2023, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $5,435 million and “liabilities classified as held for sale” for an amount of $893 million. These assets mainly include tangible assets.

➢	Marketing & Services

On March 16, 2023, TotalEnergies and Alimentation Couche-Tard have signed agreements covering TotalEnergies' retail networks in four European countries. As part of this agreement, TotalEnergies will join forces with Couche-Tard in Belgium and Luxembourg and transfer its networks in Germany and the Netherlands.

This planned transaction, which is based on an enterprise value of 3.1 billion euros, is subject to the usual conditions for completion, including the consultation processes of employee representatives and securing of the mandatory authorizations from competition authorities.

As of June 30, 2023, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $1,901 million and “liabilities classified as held for sale” for an amount of $1,227 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’s strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration-Production segment;
-	An Integrated LNG segment covering LNG production and trading activities as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies's Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

-

The management of balance sheet positions (including margin calls) related to to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

-	Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
-	Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company's internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1sthalf 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	3,388	6,892	14,804	49,704	44,071	15	-	118,874
Intersegment sales	20,836	8,777	2,355	17,691	321	121	(50,101)	-
Excise taxes	-	-	-	(415)	(8,692)	-	-	(9,107)
Revenues from sales	24,224	15,669	17,159	66,980	35,700	136	(50,101)	109,767
Operating expenses	(9,924)	(13,242)	(16,165)	(63,934)	(34,459)	(437)	50,101	(88,060)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,183)	(565)	(98)	(808)	(465)	(49)	-	(6,168)
Operating income	10,117	1,862	896	2,238	776	(350)	-	15,539
Net income (loss) from equity affiliates and other items	53	1,276	(320)	55	307	(38)	-	1,333
Tax on net operating income	(5,287)	(342)	(152)	(512)	(281)	23	-	(6,551)
Net operating income	4,883	2,796	424	1,781	802	(365)	-	10,321
Net cost of net debt								(538)
Non-controlling interests								(138)
Net income - TotalEnergies share								9,645

1sthalf 2023 (adjustments)(a)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-	-
Operating expenses	(33)	(700)	67	(640)	(177)	(57)	-	(1,540)
Depreciation, depletion and impairment of tangible assets and mineral interests	(147)	-	-	(36)	-	-	-	(183)
Operating income (b)	(180)	(700)	67	(676)	(177)	(57)	-	(1,723)
Net income (loss) from equity affiliates and other items	(179)	12	(457)	(96)	217	2	-	(501)
Tax on net operating income	240	82	(6)	(69)	33	15	-	295
Net operating income (b)	(119)	(606)	(396)	(841)	73	(40)	-	(1,929)
Net cost of net debt								80
Non-controlling interests								(3)
Net income - TotalEnergies share								(1,852)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	(607)	(147)	-	-	-
- On net operating income		-	-	(659)	(109)	-	-	-

1sthalf 2023 (adjusted)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	3,388	6,892	14,804	49,704	44,071	15	-	118,874
Intersegment sales	20,836	8,777	2,355	17,691	321	121	(50,101)	-
Excise taxes	-	-	-	(415)	(8,692)	-	-	(9,107)
Revenues from sales	24,224	15,669	17,159	66,980	35,700	136	(50,101)	109,767
Operating expenses	(9,891)	(12,542)	(16,232)	(63,294)	(34,282)	(380)	50,101	(86,520)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,036)	(565)	(98)	(772)	(465)	(49)	-	(5,985)
Adjusted operating income	10,297	2,562	829	2,914	953	(293)	-	17,262
Net income (loss) from equity affiliates and other items	232	1,264	137	151	90	(40)	-	1,834
Tax on net operating income	(5,527)	(424)	(146)	(443)	(314)	8	-	(6,846)
Adjusted net operating income	5,002	3,402	820	2,622	729	(325)	-	12,250
Net cost of net debt								(618)
Non-controlling interests								(135)
Adjusted net income - TotalEnergies share								11,497

1sthalf 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,621	1,821	2,041	714	415	65	-	11,677
Total divestments	57	94	298	60	329	4	-	842
Cash flow from operating activities	8,583	4,868	999	1,072	(8)	(481)	-	15,033

1sthalf 2022	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	4,672	9,408	13,167	66,069	50,056	8	-	143,380
Intersegment sales	27,623	7,438	1,009	22,062	983	133	(59,248)	-
Excise taxes	-	-	-	(378)	(8,607)	-	-	(8,985)
Revenues from sales	32,295	16,846	14,176	87,753	42,432	141	(59,248)	134,395
Operating expenses	(11,468)	(13,030)	(14,686)	(80,653)	(40,294)	(850)	59,248	(101,733)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,773)	(554)	(94)	(769)	(514)	(77)	-	(6,781)
Operating income	16,054	3,262	(604)	6,331	1,624	(786)	-	25,881
Net income (loss) from equity affiliates and other items	(3,426)	(1,869)	192	505	56	179	-	(4,363)
Tax on net operating income	(7,739)	(553)	(1)	(1,391)	(521)	97	-	(10,108)
Net operating income	4,889	840	(413)	5,445	1,159	(510)	-	11,410
Net cost of net debt								(555)
Non-controlling interests								(219)
Net income - TotalEnergies share								10,636

1sthalf 2022 (adjustments)(a)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(18)	15	-	-	-	-	(3)
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	-	(18)	15	-	-	-	-	(3)
Operating expenses	(873)	45	(768)	1,722	641	(433)	-	334
Depreciation, depletion and impairment of tangible assets and mineral interests	(539)	(14)	-	-	(33)	(9)	-	(595)
Operating income (b)	(1,412)	13	(753)	1,722	608	(442)	-	(264)
Net income (loss) from equity affiliates and other items	(3,770)	(4,508)	11	169	(7)	106	-	(7,999)
Tax on net operating income	337	(13)	71	(326)	(180)	98	-	(13)
Net operating income (b)	(4,845)	(4,508)	(671)	1,565	421	(238)	-	(8,276)
Net cost of net debt								193
Non-controlling interests								(54)
Net income - TotalEnergies share								(8,137)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	1,722	684	-
- On net operating income		-	-	1,597	503	-

1sthalf 2022 (adjusted)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	4,672	9,426	13,152	66,069	50,056	8	-	143,383
Intersegment sales	27,623	7,438	1,009	22,062	983	133	(59,248)	-
Excise taxes	-	-	-	(378)	(8,607)	-	-	(8,985)
Revenues from sales	32,295	16,864	14,161	87,753	42,432	141	(59,248)	134,398
Operating expenses	(10,595)	(13,075)	(13,918)	(82,375)	(40,935)	(417)	59,248	(102,067)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,234)	(540)	(94)	(769)	(481)	(68)	-	(6,186)
Adjusted operating income	17,466	3,249	149	4,609	1,016	(344)	-	26,145
Net income (loss) from equity affiliates and other items	344	2,639	181	336	63	73	-	3,636
Tax on net operating income	(8,076)	(540)	(72)	(1,065)	(341)	(1)	-	(10,095)
Adjusted net operating income	9,734	5,348	258	3,880	738	(272)	-	19,686
Net cost of net debt								(748)
Non-controlling interests								(165)
Adjusted net income - TotalEnergies share								18,773

1sthalf 2022	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,099	575	1,736	561	428	34	-	9,433
Total divestments	346	1,237	244	83	151	12	-	2,073
Cash flow from operating activities	14,536	6,021	(1,736)	4,633	1,478	(1,031)	-	23,901

2nd quarter 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,434	2,020	6,249	24,849	21,712	7	-	56,271
Intersegment sales	10,108	2,778	670	8,630	201	64	(22,451)	-
Excise taxes	-	-	-	(231)	(4,506)	-	-	(4,737)
Revenues from sales	11,542	4,798	6,919	33,248	17,407	71	(22,451)	51,534
Operating expenses	(5,162)	(3,797)	(6,334)	(32,042)	(16,672)	(276)	22,451	(41,832)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,117)	(277)	(51)	(394)	(241)	(26)	-	(3,106)
Operating income	4,263	724	534	812	494	(231)	-	6,596
Net income (loss) from equity affiliates and other items	(15)	472	(250)	3	64	(17)	-	257
Tax on net operating income	(1,889)	(137)	(41)	(187)	(162)	(40)	-	(2,456)
Net operating income	2,359	1,059	243	628	396	(288)	-	4,397
Net cost of net debt								(245)
Non-controlling interests								(64)
Net income - TotalEnergies share								4,088

2nd quarter 2023 (adjustments)(a)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	76	-	-	-	-	-	76
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	-	76	-	-	-	-	-	76
Operating expenses	(25)	(400)	137	(216)	(76)	(57)	-	(637)
Depreciation, depletion and impairment of tangible assets and mineral interests	(147)	-	-	-	-	-	-	(147)
Operating income (b)	(172)	(324)	137	(216)	(76)	(57)	-	(708)
Net income (loss) from equity affiliates and other items	(106)	16	(346)	(59)	-	2	-	(493)
Tax on net operating income	288	37	2	(101)	23	15	-	264
Net operating income (b)	10	(271)	(207)	(376)	(53)	(40)	-	(937)
Net cost of net debt								72
Non-controlling interests								(3)
Net income - TotalEnergies share								(868)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	(192)	(60)	-
- On net operating income		-	-	(332)	(45)	-

2nd quarter 2023 (adjusted)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,434	1,944	6,249	24,849	21,712	7	-	56,195
Intersegment sales	10,108	2,778	670	8,630	201	64	(22,451)	-
Excise taxes	-	-	-	(231)	(4,506)	-	-	(4,737)
Revenues from sales	11,542	4,722	6,919	33,248	17,407	71	(22,451)	51,458
Operating expenses	(5,137)	(3,397)	(6,471)	(31,826)	(16,596)	(219)	22,451	(41,195)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,970)	(277)	(51)	(394)	(241)	(26)	-	(2,959)
Adjusted operating income	4,435	1,048	397	1,028	570	(174)	-	7,304
Net income (loss) from equity affiliates and other items	91	456	96	62	64	(19)	-	750
Tax on net operating income	(2,177)	(174)	(43)	(86)	(185)	(55)	-	(2,720)
Adjusted net operating income	2,349	1,330	450	1,004	449	(248)	-	5,334
Net cost of net debt								(317)
Non-controlling interests								(61)
Adjusted net income - TotalEnergies share								4,956

2nd quarter 2023	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,569	626	807	489	256	30	-	4,777
Total divestments	26	45	149	52	28	4	-	304
Cash flow from operating activities	4,047	1,332	2,284	1,923	665	(351)	-	9,900

2nd quarter 2022	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,521	3,901	6,380	35,061	26,907	4	-	74,774
Intersegment sales	13,805	3,940	488	12,785	716	70	(31,804)	-
Excise taxes	-	-	-	(186)	(4,143)	-	-	(4,329)
Revenues from sales	16,326	7,841	6,868	47,660	23,480	74	(31,804)	70,445
Operating expenses	(5,760)	(6,144)	(7,392)	(43,242)	(22,310)	(557)	31,804	(53,601)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,112)	(276)	(51)	(389)	(241)	(33)	-	(3,102)
Operating income	8,454	1,421	(575)	4,029	929	(516)	-	13,742
Net income (loss) from equity affiliates and other items	(3,668)	626	197	349	98	71	-	(2,327)
Tax on net operating income	(3,876)	(292)	32	(866)	(296)	(8)	-	(5,306)
Net operating income	910	1,755	(346)	3,512	731	(453)	-	6,109
Net cost of net debt								(305)
Non-controlling interests								(112)
Net income - TotalEnergies share								5,692

2nd quarter 2022 (adjustments)(a)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	-	(15)	-	-	-	-	-	(15)
Intersegment sales	-	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-	-
Revenues from sales	-	(15)	-	-	-	-	-	(15)
Operating expenses	(82)	152	(758)	775	373	(301)	-	159
Depreciation, depletion and impairment of tangible assets and mineral interests	(46)	(14)	-	-	(4)	-	-	(64)
Operating income (b)	(128)	123	(758)	775	369	(301)	-	80
Net income (loss) from equity affiliates and other items	(3,756)	(560)	2	52	(4)	-	-	(4,266)
Tax on net operating income	75	(23)	70	(75)	(100)	78	-	25
Net operating income (b)	(3,809)	(460)	(686)	752	265	(223)	-	(4,161)
Net cost of net debt								80
Non-controlling interests								(23)
Net income - TotalEnergies share								(4,104)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income		-	-	775	376	-	-	-
- On net operating income		-	-	752	275	-	-	-

2nd quarter 2022 (adjusted)	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	2,521	3,916	6,380	35,061	26,907	4	-	74,789
Intersegment sales	13,805	3,940	488	12,785	716	70	(31,804)	-
Excise taxes	-	-	-	(186)	(4,143)	-	-	(4,329)
Revenues from sales	16,326	7,856	6,868	47,660	23,480	74	(31,804)	70,460
Operating expenses	(5,678)	(6,296)	(6,634)	(44,017)	(22,683)	(256)	31,804	(53,760)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,066)	(262)	(51)	(389)	(237)	(33)	-	(3,038)
Adjusted operating income	8,582	1,298	183	3,254	560	(215)	-	13,662
Net income (loss) from equity affiliates and other items	88	1,186	195	297	102	71	-	1,939
Tax on net operating income	(3,951)	(269)	(38)	(791)	(196)	(86)	-	(5,331)
Adjusted net operating income	4,719	2,215	340	2,760	466	(230)	-	10,270
Net cost of net debt								(385)
Non-controlling interests								(89)
Adjusted net income - TotalEnergies share								9,796

2nd quarter 2022	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	4,128	285	587	333	288	25	-	5,646
Total divestments	63	393	73	56	72	7	-	664
Cash flow from operating activities	8,768	3,802	168	3,526	580	(560)	-	16,284

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1sthalf 2023			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	118,874	-	118,874
Excise taxes	(9,107)	-	(9,107)
Revenues from sales	109,767	-	109,767

Purchases net of inventory variation	(70,858)	(1,357)	(72,215)
Other operating expenses	(15,506)	(185)	(15,691)
Exploration costs	(156)	2	(154)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,985)	(183)	(6,168)
Other income	193	264	457
Other expense	(393)	(273)	(666)

Financial interest on debt	(1,434)	-	(1,434)
Financial income and expense from cash & cash equivalents	775	128	903
Cost of net debt	(659)	128	(531)

Other financial income	649	22	671
Other financial expense	(356)	-	(356)

Net income (loss) from equity affiliates	1,741	(514)	1,227

Income taxes	(6,805)	247	(6,558)
Consolidated net income	11,632	(1,849)	9,783
TotalEnergies share	11,497	(1,852)	9,645
Non-controlling interests	135	3	138

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1sthalf 2022			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	143,383	(3)	143,380
Excise taxes	(8,985)	-	(8,985)
Revenues from sales	134,398	(3)	134,395

Purchases net of inventory variation	(86,785)	1,694	(85,091)
Other operating expenses	(15,029)	(635)	(15,664)
Exploration costs	(253)	(725)	(978)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,186)	(595)	(6,781)
Other income	550	22	572
Other expense	(798)	(2,797)	(3,595)

Financial interest on debt	(1,034)	-	(1,034)
Financial income and expense from cash & cash equivalents	189	270	459
Cost of net debt	(845)	270	(575)

Other financial income	350	84	434
Other financial expense	(271)	-	(271)

Net income (loss) from equity affiliates	3,805	(5,308)	(1,503)

Income taxes	(9,998)	(90)	(10,088)
Consolidated net income	18,938	(8,083)	10,855
TotalEnergies share	18,773	(8,137)	10,636
Non-controlling interests	165	54	219

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2023			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	56,195	76	56,271
Excise taxes	(4,737)	-	(4,737)
Revenues from sales	51,458	76	51,534

Purchases net of inventory variation	(33,379)	(485)	(33,864)
Other operating expenses	(7,754)	(152)	(7,906)
Exploration costs	(62)	-	(62)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,959)	(147)	(3,106)
Other income	116	-	116
Other expense	(256)	(110)	(366)

Financial interest on debt	(724)	-	(724)
Financial income and expense from cash & cash equivalents	402	108	510
Cost of net debt	(322)	108	(214)

Other financial income	401	12	413
Other financial expense	(173)	-	(173)

Net income (loss) from equity affiliates	662	(395)	267

Income taxes	(2,715)	228	(2,487)
Consolidated net income	5,017	(865)	4,152
TotalEnergies share	4,956	(868)	4,088
Non-controlling interests	61	3	64

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	74,789	(15)	74,774
Excise taxes	(4,329)	-	(4,329)
Revenues from sales	70,460	(15)	70,445

Purchases net of inventory variation	(46,023)	580	(45,443)
Other operating expenses	(7,620)	(421)	(8,041)
Exploration costs	(117)	-	(117)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,038)	(64)	(3,102)
Other income	429	-	429
Other expense	(529)	(776)	(1,305)

Financial interest on debt	(572)	-	(572)
Financial income and expense from cash & cash equivalents	130	115	245
Cost of net debt	(442)	115	(327)

Other financial income	231	-	231
Other financial expense	(136)	-	(136)

Net income (loss) from equity affiliates	1,944	(3,490)	(1,546)

Income taxes	(5,274)	(10)	(5,284)
Consolidated net income	9,885	(4,081)	5,804
TotalEnergies share	9,796	(4,104)	5,692
Non-controlling interests	89	23	112

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

		Exploration			Refining	Marketing
		&	Integrated	Integrated	&	&
(M$)		Production	LNG	Power	Chemicals	Services	Corporate	Total
2nd quarter 2023	Inventory valuation effect	-	-	-	(192)	(60)	-	(252)
	Effect of changes in fair value	-	(322)	165	-	-	-	(157)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	(155)	-	-	-	-	-	(155)
	Gains (losses) on disposals of assets	–	–	–	–	–	–	–
	Other items	(17)	(2)	(28)	(24)	(16)	(57)	(144)
Total		(172)	(324)	137	(216)	(76)	(57)	(708)
2nd quarter 2022	Inventory valuation effect	-	-	-	775	376	-	1,151
	Effect of changes in fair value	-	141	(738)	-	-	-	(597)
	Restructuring charges	-	-	(17)	-	-	-	(17)
	Asset impairment and provisions charges	(46)	(18)	-	-	4	-	(60)
	Other items	(82)	-	(3)	-	(11)	(301)	(397)
Total		(128)	123	(758)	775	369	(301)	80
1st half 2023	Inventory valuation effect	-	-	-	(607)	(147)	-	(754)
	Effect of changes in fair value	-	(698)	95	-	-	-	(603)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	(155)	-	-	(45)	-	-	(200)
	Gains (losses) on disposals of assets	–	–	–	–	(14)	–	(14)
	Other items	(25)	(2)	(28)	(24)	(16)	(57)	(152)
Total		(180)	(700)	67	(676)	(177)	(57)	(1,723)
1st half 2022	Inventory valuation effect	-	-	-	1,722	684	-	2,406
	Effect of changes in fair value	-	31	(716)	-	-	-	(685)
	Restructuring charges	-	-	(22)	-	-	-	(22)
	Asset impairment and provisions charges	(1,330)	(18)	-	-	(65)	(9)	(1,422)
	Other items	(82)	-	(15)	-	(11)	(433)	(541)
Total		(1,412)	13	(753)	1,722	608	(442)	(264)

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

		Exploration			Refining	Marketing
		&	Integrated	Integrated	&	&
(M$)		Production	LNG	Power	Chemicals	Services	Corporate	Total
2nd quarter 2023	Inventory valuation effect	-	-	-	(333)	(47)	-	(380)
	Effect of changes in fair value	-	(286)	175	-	-	-	(111)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(346)	-	-	-	(469)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	188	15	(31)	(44)	(8)	(23)	97
Total		65	(271)	(207)	(377)	(55)	(23)	(868)

2nd quarter 2022	Inventory valuation effect	-	-	-	738	255	-	993
	Effect of changes in fair value	-	118	(669)	-	-	-	(551)
	Restructuring charges	-	-	(8)	-	-	-	(8)
	Asset impairment and provisions charges	(3,493)	(226)	-	-	-	-	(3,719)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(286)	(352)	-	-	(8)	(173)	(819)
Total		(3,779)	(460)	(677)	738	247	(173)	(4,104)

1st half 2023	Inventory valuation effect	-	-	-	(658)	(113)	-	(771)
	Effect of changes in fair value	-	(617)	72	-	-	-	(545)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(346)	(60)	-	-	(529)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	103	11	(117)	(122)	(21)	(59)	(205)
Total		(20)	(606)	(396)	(840)	69	(59)	(1,852)

1st half 2022	Inventory valuation effect	-	-	-	1,573	460	-	2,033
	Effect of changes in fair value	-	18	(649)	-	-	-	(631)
	Restructuring charges	-	-	(11)	-	-	-	(11)
	Asset impairment and provisions charges	(4,525)	(4,174)	-	-	(72)	(9)	(8,780)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(272)	(352)	-	(32)	(8)	(84)	(748)
Total		(4,797)	(4,508)	(660)	1,541	380	(93)	(8,137)

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2022	June 30, 2023
Number of treasury shares	137,187,667	68,505,002
Percentage of share capital	5.24%	2.74%
Of which shares acquired with the intention to cancel them	128,869,261	65,043,639
Of which shares allocated to TotalEnergies share performance plans for Company employees	8,231,365	3,362,143
Of which shares intended to be allocated to new share performance or purchase options plans	87,041	99,220

Dividend

The Shareholder’s Meeting of May 26, 2023 approved the distribution of an ordinary dividend at €2.81 per share and confirmed the €1 per share exceptional dividend for the fiscal year 2022, i.e. a total amount of €3.81 per share. The final dividend (ordinary and exceptional) for fiscal year 2022 was paid according to the following timetable:

Ordinary dividend 2022	First interim	Second interim	Third interim	Final
Amount	€0.69	€0.69	€0.69	€0.74
Set date	April 27, 2022	July 27, 2022	October 26, 2022	May 26, 2023
Ex-dividend date	September 21, 2022	January 2, 2023	March 22, 2023	June 21, 2023
Payment date	October 3, 2022	January 12, 2023	April 3, 2023	July 3, 2023

Special interim dividend 2022

Amount per share	€ 1
Ex-dividend date	December 6, 2022
Payment date	December 16, 2022

The Board of Directors, during its April 26, 2023 meeting, set the first interim dividend for the fiscal year 2023 at €0.74 per share. The ex-dividend date of this intermin dividend will be September 20, 2023 and it will be paid in cash on October 2, 2023.

Furthermore, the Board of Directors, during its July 26, 2023 meeting, set the second interim dividend for the fiscal year 2023 at €0.74 per share, i.e an amount equal to the aforementioned first interim dividend. The ex-dividend date of this intermin dividend will be January 2, 2024 and it will be paid in cash on January 12, 2024.

Dividend 2023	First interim	Second interim
Amount	€ 0.74	€ 0.74
Set date	April 26, 2023	July 26, 2023
Ex-dividend date	September 20, 2023	January 2, 2024
Payment date	October 2, 2023	January 12, 2024

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.51 per share for the 2nd quarter 2023 (€2.08 per share for the 1st quarter 2023 and €2.03 per share for the 2nd quarter 2022). Diluted earnings per share calculated using the same method amounted to €1.51 per share for the 2nd quarter 2023 (€2.06 per share for the 1st quarter 2023 and €2.03 per share for the 2nd quarter 2022).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first six months of 2023.

TotalEnergies SE fully reimbursed the nominal amount of €1,000 million of its perpetual subordinated notes 2.708% issued in October 2016, on their first call date, on May 5th, 2023.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2023	1st half 2022
Actuarial gains and losses	138	204

Change in fair value of investments in equity instruments	3	(17)

Tax effect	(51)	(42)
Currency translation adjustment generated by the parent company	1,409	(7,137)
Sub-total items not potentially reclassifiable to profit and loss	1,499	(6,992)

Currency translation adjustment	(1,299)	3,535
- unrealized gain/(loss) of the period	(1,381)	3,532
- less gain/(loss) included in net income	(82)	(3)

Cash flow hedge	1,891	2,959
- unrealized gain/(loss) of the period	1,699	2,901
- less gain/(loss) included in net income	(192)	(58)

Variation of foreign currency basis spread	8	70
- unrealized gain/(loss) of the period	(8)	49
- less gain/(loss) included in net income	(16)	(21)

Share of other comprehensive income of equity affiliates, net amount	(95)	2,464
- unrealized gain/(loss) of the period	(84)	2,427
- less gain/(loss) included in net income	11	(37)

Other	(1)	(1)

Tax effect	(472)	(1,059)
Sub-total items potentially reclassifiable to profit and loss	32	7,968
Total other comprehensive income (net amount)	1,531	976

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2023			1st half 2022
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	138	(50)	88	204	(53)	151
Change in fair value of investments in equity instruments	3	(1)	2	(17)	11	(6)
Currency translation adjustment generated by the parent company	1,409	-	1,409	(7,137)	-	(7,137)
Sub-total items not potentially reclassifiable to profit and loss	1,550	(51)	1,499	(6,950)	(42)	(6,992)
Currency translation adjustment	(1,299)	-	(1,299)	3,535	-	3,535
Cash flow hedge	1,891	(470)	1,421	2,959	(1,041)	1,918

Variation of foreign currency basis spread	8	(2)	6	70	(18)	52
Share of other comprehensive income of equity affiliates, net amount	(95)	-	(95)	2,464	-	2,464
Other	(1)	-	(1)	(1)	-	(1)
Sub-total items potentially reclassifiable to profit and loss	504	(472)	32	9,027	(1,059)	7,968
Total other comprehensive income	2,054	(523)	1,531	2,077	(1,101)	976

5) Financial debt

The Company has not issued any new senior bond during the first six months of 2023.

The Company reimbursed two senior bonds during the first six months of 2023:

-	Bond 2.700% issued by TotalEnergies Capital International in 2012 and maturing in January 2023 ($1,000 million);
-	Bond 2.125% issued by TotalEnergies Capital International in 2012 (€500 million) and tapped in 2013 (€250 million) forming a single series (€750 million) and maturing in March 2023.

In addition, the $8 billion credit line, put in place in March 2022, has not been extended and therefore ended in March 2023.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2023.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Disputes relating to Climate

In France, the Corporation was summoned in January 2020 before Nanterre’s Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5°C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to immediately cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. A new procedural law led to the transfer of these proceedings to the Paris judicial court in February 2022. This action was declared inadmissible on July 6, 2023, by the Paris judicial court. TotalEnergies considers that it has fulfilled its obligations under the French law on the vigilance duty.

Several associations in France brought a civil action against TotalEnergies and TotalEnergies Gaz et Electricité France before the Paris judicial court, with the aim of proving that since May 2021 – after the change of name of TotalEnergies – the Company’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of the Company's assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, US subsidiaries of TotalEnergies (TotalEnergies EP USA, Inc. and TotalEnergies Marketing USA, Inc.) were summoned, amongst many companies and professional associations, in a number of "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for adaptation costs. The Corporation was summoned, along with one of its subsidiaries, in one of these litigations. The Corporation and its subsidiaries consider that the courts lack jurisdiction, and have many arguments to put forward, and consider that the past and present behavior of the Corporation and its subsidiaries does not constitute a fault susceptible to give rise to liability.

8) Subsequent events

On June 30, 2023, TotalEnergies held an interest of 33.86% in Total Eren Holding and an interest of 5.73% in Total Eren SA.

On June 29, 2023, the Company exercised the option it had to acquire all the shares of these two companies, exercisable over a period of 3 months between April 1, 2023 and June 30, 2023.

The acquisition of the shares was finalized on July 24, 2023 for a net investment of around 1.5 billion euros.